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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omron Corp.

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FILE NO. 82- 1170 FISCAL YEAR 3-31-03

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DATE: 10/29/03

82-1170

ARIS
3-31-03

The Productivity to Create

OMRON

Sensing tomorrow™



Annual Report 2003

Year ended March 31, 2003

Profile

In May 2003, Omron Corporation marked its 70th year of operations. Since its establishment, Omron has been quick to grasp social needs and turn them into businesses. Today, Omron conducts a wide range of businesses that aim to provide innovative solutions for industry, society and daily life.

In the fiscal year ended March 31, 2003, Omron moved ahead with its Structural Reforms for Group Productivity to build a solid earnings infrastructure, toward the realization of Grand Design 2010 (GD2010), Omron's long-term Group management vision established in May 2001. During the year to March 2004, to further strengthen its operations, the Company will complete the Structural Reforms for Group Productivity and enter its next stage of growth, shifting from reform to creation.

In the future, Omron will continue to transform itself and contribute to the development of society as a global corporation centered on the core strength of its expertise in sensing and control technology.

Contents

A Caution Concerning Forward-Looking Statements

Statements in this annual report with respect to Omron's plans, strategies and beliefs, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in Omron's markets, which are primarily Japan, North America, Europe, Asia-Pacific and China; demand for, and competitive pricing pressure on, Omron's products and services in the marketplace; Omron's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

Financial Highlights

OMRON Corporation and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen (except per share data)			Thousands of U.S. dollars (Note 2) (except per share data)
	2003	2002	2001	**2003**
For the Year:				
Net Sales	**¥535,073**	¥533,964	¥594,259	**$4,458,942**
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**4,732**	(25,373)	40,037	**39,433**
Income (Loss) before Cumulative Effect of Accounting Change	**511**	(16,157)	22,297	**4,258**
Net Income (Loss)	**511**	(15,773)	22,297	**4,258**
Per Share Data (yen and U.S. dollars):				
Income (Loss) before Cumulative Effect of Accounting Change				
Basic	**¥ 2.1**	¥ (65.0)	¥ 87.4	**$ 0.02**
Diluted	**2.1**	(65.0)	85.3	**0.02**
Net Income (Loss)				
Basic	**2.1**	(63.5)	87.4	**0.02**
Diluted	**2.1**	(63.5)	85.3	**0.02**
Cash Dividends (Note 1)	**10.0**	13.0	13.0	**0.08**
Capital Expenditures (cash basis)	**¥ 34,454**	¥ 38,896	¥ 37,583	**$ 287,117**
Research and Development Expenses	**40,235**	41,407	42,513	**335,292**
At Year End:				
Total Assets	**¥567,399**	¥549,366	¥593,144	**$4,728,325**
Total Shareholders' Equity	**251,610**	298,234	325,958	**2,096,750**

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2. The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate at March 31, 2003, of ¥120=$1.

Net Sales

(Billions of Yen)


600
500
400
300
200
100
0
1999 2000 2001 2002 2003

Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change

(Billions of Yen)


50
40
30
20
10
0
-25.4
1999 2000 2001 2002 2003

Net Income (Loss)

(Billions of Yen)


30
20
10
0
-15.8
1999 2000 2001 2002 2003

Net Income (Loss) per Share (Diluted)

(Yen)


100
80
60
40
20
0
-63.5
1999 2000 2001 2002 2003



(Left)
Yoshio Tateisi
Chairman and
Representative Director

(Right)
Hisao Sakuta
Chief Executive Officer and
Representative Director

To Our Shareholders

The Omron Group is currently operating under Grand Design 2010 (GD2010), a long-term vision announced in May 2001 for the Omron Group's first decade in the 21st century. Since April 2002, we have been carrying out Structural Reforms for Group Productivity to ensure that we achieve the goals of GD2010. The benefits of these structural reforms began to take effect during the fiscal year ended March 31, 2003, and contributed to a dramatic improvement in profits. In the fiscal year ending March 2004, we will continue to execute these reforms and build a strong earnings structure to place the Omron Group on a firm footing for growth in the years ahead.

➤ Operating Results

Backed by a worldwide recovery in production and a bottoming-out of consumption, the Industrial Automation Company (IAB), the Electronic Components Company (ECB) and the Healthcare Company (HCB) performed well. As a result, despite the loss of sales due to business transfers made as part of the structural reforms, consolidated net sales for the year ended March 31, 2003 increased 0.2 percent year-on-year to ¥535.1 billion. However, challenging conditions persisted in the Social Systems Business, reflecting a severe operating environment in the financial industry as well as a downward trend in capital investment due to sluggish passenger revenues in the public transportation market.

Consolidated profits reflected the expansion in sales of IAB and ECB, Omron's core businesses, as well as the cost reductions achieved as a result of the structural reform measures that were implemented throughout the Omron Group to raise productivity. Consequently, operating income improved considerably, totaling ¥32.3 billion, more than seven times the level of the previous fiscal year.

Omron posted non-operating expenses that included additional retirement payments associated with the implementation of an early retirement program as part of the structural reforms; impairment losses associated with the sale and disposal of idle assets; and losses on the sale and impairment of securities. As a result, income before income taxes, minority interests and cumulative effect of accounting change was ¥4.7 billion, compared with a loss of ¥25.4 billion in the previous fiscal year. Net income was ¥0.5 billion, compared with a net loss of ¥15.8 billion in the previous fiscal year.

➤ Execution and Results of Structural Reforms

Given the deterioration of results in the previous fiscal year, we carried out structural reforms to raise productivity across the entire Omron Group. As specific measures, we implemented an early retirement program aimed at rightsizing our workforce; consolidated or closed operating bases and reassigned the affected businesses and employees; accelerated the shift of production to overseas factories, particularly in China; and withdrew from low-profit and unprofitable businesses. These initiatives are now yielding steady results, and we plan to complete them during the first half of the current fiscal year. In addition to our efforts to build a sustainable earnings base for the future, the R&D results from the Omron Keihanna Innovation Center, which opened in May 2003, will support long-term maximization of corporate value, the management objective of GD2010.

➤ New Management Structure

At the 66th General Meeting of Shareholders held on June 25, 2003, and the Board of Directors meeting that followed, Hisao Sakuta took over as chief executive officer and representative director of the Company, and Yoshio Tateisi was appointed chairman and representative director. Under this new management structure, we aim to achieve long-term maximization of corporate value as a truly global enterprise. In this fiscal year, Omron will shift from structural reform to the stage of business growth, and will take numerous measures that together will transform the Company. We look forward to sharing with you in the growth of the Omron of tomorrow.

Yoshio Tateisi
Chairman and Representative Director

Hisao Sakuta
Chief Executive Officer and Representative Director

Message from CEO Hisao Sakuta



I assumed the position of Chief Executive Officer and Representative Director in June 2003. I would like to take this opportunity to explain my management stance and the direction in which I will guide the Omron Group.

Today, the times are becoming more and more volatile. Yet even in these circumstances, I believe Omron has the potential to survive and develop into the next generation by further extending the entrepreneurial spirit and the philosophy of cultivating social needs that have characterized Omron since its founding.

I will listen to the opinions of our shareholders and all of our stakeholders, and diligently and boldly carry out management with speed. I am committed to maximizing Omron's corporate value and leading the Omron Group's transformation into a truly global enterprise.

Achieving the Goals of GD2010

In May 2001, Omron began implementation of Grand Design 2010 (GD2010) to establish the direction of the Omron Group over the next ten years. We also set the goal of achieving ROE of 10 percent by the year ending March 2005, the midway point of GD2010. I intend to maintain GD2010 as Omron's basic policy and continue executing management to achieve long-term maximization of the Group's corporate value.

To do this, we will first complete the establishment of a solid earnings structure and manage the Omron Group's operations to ensure the achievement of 10 percent ROE in the year ending March 2005.

Position in the Current Fiscal Year

For the year ending March 31, 2004, we will focus on establishing a strong and sustainable earnings structure, with the objective of maximizing business strength. In the first half of the period, we will push ahead with the VIC21 (Value-added Innovation Committee 21) Structural Reforms for Group Productivity that are currently under way.

We initiated VIC21 because major changes in the economic environment and deterioration of business results just after the start of GD2010 had caused us to deviate from the path to profitability that we had originally set.

In implementing the VIC21 reforms, we have reduced our domestic workforce by 1,460 people through an early retirement program, closed three domestic production facilities, and sold or integrated eight businesses and ten subsidiaries. In addition to these results, by completing the various measures we are currently implementing, we expect to nearly achieve all of the structural reform targets necessary to reduce Group consolidated fixed and variable costs by ¥30 billion.

In the second half of the fiscal year, we will maintain our stronger earnings base, and gradually steer our efforts toward improving our platform for growth.

Management Stance
Maximizing Group Corporate Value on a Long-Term Basis through GD2010



3/2011
1st STAGE
2nd STAGE
Group Corporate Value
VIC21
3/2005 Target
3/2004 (est.)
7.5%
3/2001
6.7%
3/2000
3.5%
3/2003
0.2%
3/2002
(5.1%)
GD2010
Medium-Term Target
ROE 10%

Shifting Gears toward Growth

For our growth platform, our basic policy for the first two years will be to focus on linking the existing seeds of growth, including internal companies, to businesses, rather than creating new seeds for growth.

Toward this aim, we will accelerate the creation of a high-profit model in our core businesses. In addition, we will position "Sensing Network Solutions" as the image of our targeted growth businesses, and establish the Device Business and the Solutions Business as our two main strategic areas.

Orientation of Growth Strategy

Accelerating Creation of a High-Profit Business Model for Core Businesses



"Sensing Network Solution"
Device Business
Solutions Business
in the growing
NETWORK market
to shift to

Our objectives for March 2005 are as follows.

➤ Device Business

We will establish a profit model for Omron's device business targeting the fields of optical devices (optical communications, MLA) and MEMS, so that it can be established as a full-scale Device Business in ECB.

➤ Solutions Business

In the Solutions Business, which is centered in IAB, we will complete our examination of the market for a high-profit business model based on sensing components, and develop this into a core business.

While completing VIC21 and shifting to the growth stage, we will aim to restore ROE to 7.5% in the fiscal year ending March 31, 2004 and work to ensure achievement of our ROE target of 10% in the year ending March 31, 2005.

Toward the Second Stage of GD2010

In the second stage, from April 2005 and beyond, our goal will be to maintain profitability while generating growth toward 2010.

Simply stated, we will practice "corporate value management."

➤ Corporate Value Management

For Omron, corporate value management enables generation of growth while maintaining profitability – in other words, it is management that seeks long-term maximization of Group corporate value.

To put corporate value management into practice, we will embrace indicators, such as cash flow, that provide a more comprehensive understanding of the Group's financial condition, and use them as benchmarks for evaluation. We must also link these indicators to our day-to-day business activities, to bring them into line. We will develop these conditions with the aim of completion in the second stage.

In managing the Group, we will adhere to "selection and focus," "core competence" and "employee self-management" as the three key strategies of corporate value management.

➤ Selection and Focus

We will expedite maximization of corporate value through a strategy of selection and focus.

Omron's businesses operate autonomously in frameworks such as the internal company system. As exemplified by the separation of the Healthcare Company on July 1, 2003, we will accelerate autonomous management in an even greater variety of forms in order to maximize the value of each business.

After creating these frameworks, we will speed up the redistribution of management resources based on careful assessment of the future value of each business to restructure them as a collection of highly profitable businesses, which will support maximization of the Group's corporate value. The value assessment standards used for this redistribution will be determined in consideration of the new business evaluation standards mentioned earlier.

➤ Core Competence

As we work to maximize the Omron Group's corporate value, we will practice management that turns to technology for the sources of competitive strength in our core businesses.

In GD2010, "Sensing & Control" is positioned as the core competence of the Omron Group. In the future, we will expedite the realization of Sensing & Control to further strengthen our technologies.

I believe that superior technologies should back not only our products but also quality management and all of our business processes. These technologies are also core competencies that contribute to increasing corporate value.

I aspire to the type of management where our outstanding technologies are exhibited in all our businesses, products and business processes.

➤ Employee Self-Management

What will ultimately bring about maximization of Omron's corporate value is people. Omron's management has always valued people, and I will not change that.

Omron values people by providing opportunities and compensation to employees who contribute to increasing the Group's corporate value and who themselves aspire to grow – in other words, self-managing individuals who can make decisions, think and act on their own. In an increasingly volatile business environment, this quality of self-management in employees will be needed even more.

I plan to reexamine ways to create a relationship of continuous give-and-take between Omron and its self-managing employees, including a review of our compensation system.

Through the measures outlined here, I intend to expend every effort to advance toward maximization of Omron's corporate value. I ask for your support and guidance.

Ideal Image of OMRON Creating a 21st century company



Mission
Contributing to the development of society
Objective
Maximizing
Offering maximum satisfaction to customers
Becoming a global winner
Self-Reliant Management
Self-Reliant Business Units
Self-Reliant Individuals
Vision that requires consistent evolution
Corporate Transformation Vision
Vision that needs to be preserved
Identity Vision
Corporate Philosophy
Core Competence
Management
Vision supporting the achievement of an ideal image
Internal Business Company Vision
Industrial Business, Social Business, Lifestyle Business

Topics for Omron's 70th Anniversary:

Evolving Venture DNA

Omron celebrated the 70th anniversary of its founding in May 2003. While continuing to evolve original technologies in its core competence area of sensing and control, Omron has expanded into new business areas. "To the machine, the work of the machine; to man, the thrill of further creation" — the venture spirit manifested in this corporate philosophy has been passed down since Omron's inception, and helps the Company to evolve with the times.

Omron will work to meet the new social needs engendered by the network society, and to create customer value that stays ahead of social change.

1933 ➤ 1952

Established through the development of a timer for X-ray machines using proprietary technology

Kazuma Tateisi founded Tateisi Electric Manufacturing Co., which would later become Omron Corporation. Successfully developing a timer for X-ray photography and a precision switch, the subsequent establishment of the Company led to the opportunity for development of advanced automated control (cybernation) technology. Tateisi Electric was incorporated after it had passed Japan Electrical Measuring Instruments Association testing of its current limiters, which were in demand during the fuel shortages after World War II, and became a designated manufacturer.



Successful commercialization of timers for X-ray photography in 1933



The first precision switch made in Japan



Founder Kazuma Tateisi

➤ 1953 ➤ 1962

Developing businesses as a forerunner in the new age of automation

After Kazuma Tateisi's 1953 inspection tour of electrical factories in the United States, the Company began to bring many control components for automated systems onto the market. In 1960, the Company succeeded in developing the "dream switch," a solid state contactless proximity switch using transistors, and the solid state contactless relay, both of which were hailed as breakthrough, pioneering technological innovations on a worldwide level.

In the same year, the Company established the Central R&D Laboratory in Nagaoka, Kyoto as the foundation for further technological development.



Solid state switch



Automated passenger gate installed at Hankyu Kita-senri Station

➤ 1963 ➤ 1978

Successive development of numerous "world-first" products through the cybernation revolution

Omron developed an electronic vending machine and a bill changer to display at the 1963 Tokyo International Trade Fair. Thereafter, Omron established the foundation of its present social systems business through such feats as successful field tests of its automatic traffic signal at the Kawaramachi-Sanjo intersection in Kyoto, introduction of its multi-function automated ticket vending machine at the Kokutetsu (currently JR) Kobe Station, and the joint development of automated passenger gate systems with Kinki Nippon Railway and Kinki Sharyo Research Institute.

For the manufacturing floor, Omron launched a sequence programmer in 1968 and an IC-based programmable controller called SYSMAC in 1972. Both products contributed substantially to factory automation. Furthermore, the Company launched its international business with incorporations overseas in 1970, upon the occasion of founder Kazuma Tateisi's announcement of his Seed-Innovation to Need-Impetus Cyclic Evolution (SINIC) Theory, a tool for management to make predictions regarding society's future needs. In 1972, Omron established OMRON Taiyo Co., Ltd., a joint venture with welfare organization Japan Sun Industries that employs physically challenged employees.



OMRON Taiyo Co., Ltd.



The SINIC Theory, which attracted worldwide attention

➤1979➤1986

Developing a dynamic business strategy as a global company

In June 1979, President Kazuma Tateisi became Chairman and Takao Tateisi became President of Omron. The Company went on to strengthen its business foundation and its domestic bases. These efforts included widespread introduction of computers and the creation of a mission critical system. Furthermore, operations at the main sensor factory in Ayabe were strengthened, and other production bases were expanded. Measures to dramatically improve production efficiency Group-wide included the adoption of new production systems through high-mix, low-volume automated production, such as FIMS.



The FIMS line of controller parts



Keihanna Innovation Center (opened in May 2003)

Regional headquarters, together with the head office in Japan, divide global operations into four areas (photographs from time of announcement).



Europe Americas Asia/Pacific

➤1987➤1989

Building a foundation for Omron's "Third Inauguration" in the 21st century

New president Yoshio Tateisi led Omron in accelerating infrastructure upgrades for growth in the next century. Active preparations for the third phase of business creation for the 21st century included the establishment of a system of two head offices in Kyoto and Tokyo, enhancement of R&D bases and the establishment of regional headquarters in three major regions around the world in addition to Japan. In 1987, the Company developed the world's first super-high-speed fuzzy logic controller, and worked to expand its fuzzy logic business.



Fuzzy logic products

➤2000➤2003

Working to maximize corporate value on a long-term basis through GD2010

Against the backdrop of globalization and the spread of the IT revolution, Omron announced its Grand Design 2010 (GD2010) plan outlining the ideal image of the Omron Group in 2010. Omron worked aggressively to develop its high-value-added device business for the broadband era and a solutions business for industry and society, and opened a China Headquarters with the ultimate goal of establishing a "Second Omron" overseas.

In 2003, the 70th anniversary of its founding, Omron completed its Keihanna Innovation Center, the focal point of the R&D that will support the Company's growth in the 21st century. Through collaboration that incorporates advanced outside technologies, Omron has polished its sensing and control business to create new value that inspires a sense of wonder for the emerging Optimization Society.

➤1990➤1999

Promoting management strategies for creating corporate value to become a 21st century company

The company name was changed to Omron Corporation. Omron put its Golden '90s Plan into practice. This long-term vision aimed for substantial global growth for the ten years starting in April 1990, as a "New Omron" that aimed to be a high-quality growth company. Omron also established its fuzzy logic technology, a company strength, and made Omron a leading name in the field through the launch of a stream of fuzzy logic-based products.



成長する好奇心。
オムロン株式会社
OMRON

From Tateisi Electric to Omron Corporation

Omron at a Glance

% of Net Sales

Industrial Automation Company (IAB)




37.8%

Electronic Components Company (ECB)

Automotive Electronic Components Company




25.9%

Social Systems Solutions and Service Business Company (SSB)

Advanced Modules Business Company (AMB)




21.8%

Healthcare Company (HCB)




7.9%

Others




6.6%

Note: The Automotive Electronic Components Company, formerly part of the Electronic Components Company, was reclassified as a separate internal company as of April 2003.

Net Sales (Billions of Yen) | Main Products


184.2
202.5
2002
2003

Control Relays (Relays, Timers, Counters) **Control Switches** (Limit Switches, Micro Switches, Manipulate Switches) **Control Devices** (Temperature Controllers, Power Supplies, Level Controllers, Protective Devices, Digital Power Meters, Transmission Units, Wireless Units, Energy-Saving Devices, etc.) **Sequence Control Equipment** (PLCs, Industrial Networking Equipment, Programmable Terminals, Application Software, etc.) **Motion Controllers** (Inverters, Servo Motors, etc.) **Sensors** (Photoelectric Sensors, Proximity Sensors, Displacement Sensors, Pressure Sensors, Ultrasound Sensors, Measurement Sensors, Vision Sensors, Visual Components, Information Sensing Equipment, etc.) **Inspection Systems** (Solder Paste Printing, Sheet Inspection Systems, PCB Inspection Systems, etc.) **Safety-Related Devices** (Safety Relays, Door Switches, Area Sensors, Safety Mats, etc.)


131.9
138.8
2002
2003

ELECTRONIC COMPONENTS COMPANY: Switches (Micro Switches, Tactile Switches, Trigger Switches, DIP Switches, etc.) **Relays** (General-Purpose Relays, PCB Relays) **Amusement Components, Units and Systems** (Sensors, Keys, IC's, IC Coin Systems, Game Controllers, etc.) **Connectors, Sensors for Consumer, Micro Lens Alleys, Components for Printers and Photocopiers** (Toner Sensors, Counterfeit Detectors, etc.) **Components for Mobile Equipment** (Flash Lights For Mobile Phones with Digital Cameras, etc.)

AUTOMOTIVE ELECTRONIC COMPONENTS COMPANY: Automotive Devices (Keyless Entry Systems, Power Window Switches, Various Automotive Relays, Electric Power Steering Controllers, Detection Switches, Multiplex Controllers, Power Seat Switches, Buckle Switches, Laser Radar Devices, etc.)


128.1
116.7
2002
2003

SOCIAL SYSTEMS SOLUTIONS AND SERVICE BUSINESS COMPANY: Electronic Fund Transfer Systems (Automated Teller Machines, Cash Dispensers, Automated Bill Changers, Automated Loan Application Machines, POS Systems, Credit/Debit Card Transaction Terminals, etc.) **Public Transportation Systems** (Automated Ticket Venders, Automated Passenger Gates, Automated Fare Adjustment Systems, Commuter Ticket Issuing Machines, Ticket Window Machines etc.) **Traffic and Road Management Systems** (Traffic Management Systems, Vehicle Information and Communication Systems, Travel Time Measurement Systems, Public Transportation Priority Systems, etc.) **Room Access Control Systems, Face Recognition Systems**

ADVANCED MODULES BUSINESS COMPANY: Bank Note Processing Systems (Bill Processing Modules, Coin Processing Modules) **Tickets Processing Systems** (Ticket Conveying Modules, Ticket Issuing Modules) **Video Vehicle Detectors** (Silhouette Vision Sensor, Laser Sensors) **Card Reader/Writer**


40.6
42.3
2002
2003

Healthcare Equipment (Digital Blood Pressure Monitors, Digital Thermometers, Electronic Pulse Massagers, Chair Massagers, Pedometers, Body-Fat Analyzers, etc.) **Medical Equipment** (Nebulizers, Professional Digital Blood Pressure Monitors, etc.) **Health Management Services** (Consultations, Health Promotion Programs, etc.)


49.2
34.7
2002
2003

Personal Computer Peripherals (ADSL Modems, Terminal Adapters, Backup Power Supplies, Mobile Phone Modems, Fingerprint Authentication Units) **RF-ID Tags, Speech Recognition and Voice Authentication Systems, Remote Supervisory System, Anti-Theft System for Automobiles, Vehicle Disturbance Surveillance Device, Photo-Sticker Vending Machines, Contents Distribution Services for Mobile Phone**





PCB Inspection System VT-WIN II
Omron's top PCB solder inspection system, the VT-WIN II is equipped with a high-resolution camera, and features twice the inspection speed of existing equipment. It is also compatible with lead-free solder, which manufacturers are increasingly adopting as an environmental measure.



Digital Controller E5 R
The speed and precision of the E5 R are among the highest in the industry. It uses a function-based modular structure, which speeds delivery lead time.





Programmable Logic Controller CJ1M
This is the industry's smallest programmable logic controller, and is ideal for use in machinery such as equipment that assembles electronic components, food processing equipment and packaging equipment.







FPD Seal Profile Sensor Z5FP
This sensor measures the profile of seals used to bond flat panel displays (FPD) with both high speed and high precision to effectively improve manufacturing process yields and quality.

Industrial Automation Company

> Business Overview

For the fiscal year ended March 31, 2003, net sales of the Industrial Automation Company (IAB) increased 10.0 percent from the previous fiscal year to ¥202.5 billion. While overall investment in all types of machinery and equipment was weak, sales expanded in greater China and Southeast Asia. By industry, sales to semiconductor and flat panel display (FPD manufacturers rebounded moderately, and sales to the automobile and food industries were firm. By application, sales expanded in the areas of equipment safety and advanced automation of inspection.

In the domestic market, IAB reinforced strategic activities targeting specific industries and provided solutions to promote the use of information technology (IT) among manufacturers. As a result, sales of safety-related components and sensors, FA auto identification components, displacement sensors, vision sensors, motion control components and other products increased substantially.

Overseas, sales in North America increased strongly, led by sales of sensing equipment. Sales in Europe were flat due to the effect of restrained investment in the electronics and electrical equipment industries. Sales in Southeast Asia and in greater China increased substantially as IAB strengthened direct marketing and sales channels, and increased its emphasis on social infrastructure projects and implemented other initiatives.

>> Strategies and Outlook

IAB will concentrate on maximizing customer satisfaction and adding value for component packages composed of controllers, sensors and control systems, as well as inspection systems and service, with a focus on industries and applications including automobiles, semiconductors, LCDs and food.

At the same time, IAB will design product platforms and launch modular products, while boosting its cost competitiveness and profitability by continuously reducing manufacturing costs. Efforts to expand sales will focus on measures such as strengthening global marketing tie-ups and improving regional sales channels through relationships with sales agents and distributors. In particular, IAB aims to substantially increase profitability by raising the volume and quality of sales activities in greater China and introducing the most suitable products for given areas. Moreover, IAB will work to continuously increase productivity by investing in and generating returns from IT, particularly customer relationship management (CRM).

▷ Business Overview

The Electronic Components Company (ECB) posted net sales of ¥138.8 billion, a year-on-year increase of 5.3 percent. While consumer spending and capital investment declined due to the global deflationary economy, the shift of customers overseas and the emergence of Chinese manufacturers exposed ECB to intensifying competition and price pressure.

In Japan, sales growth was strong for backlights for cellular phones and integrated circuit (IC) coin systems for the amusement industry, both introduced in the previous fiscal year. In the consumer and commerce components business, although sales of relays for telecommunications equipment were weak, exports of relays and switches for consumer appliances remained firm. Sales of automotive electronic components also expanded strongly, benefiting from increased exports and the growing importance of electronics in automobiles. ECB also formed a new marketing organization to strengthen sales of components for mobile devices. This strategy has started to produce results, including the launch of a new flash for cameras in cell phones.

In overseas markets, although the telecommunications equipment industry was in a downturn in North America, Europe and Asia, sales of relays and switches for consumer appliances remained firm and sales of automotive devices expanded strongly.

▷▷ Strategies and Outlook

Although the emergence of Chinese manufacturers is expected to lead to increased price competition, ECB will reinforce its overseas production capabilities, and optimize its sales network and strengthen marketing capabilities to enhance its competitiveness in China. ECB will also augment resources in key sectors such as automotive components, amusement-related products, and optical communication devices. In addition, the planning and development divisions of the core relay business were integrated with a manufacturing subsidiary to create a new company, Omron Relay and Device Co., Ltd., on April 1, 2003. The new organization will enable prompt response to customer needs. It will also integrate four overseas production facilities and unify the management of the relay business, raising its speed and operating efficiency.

Electronic Components Company



LED Backlight
Achieves a high level of brightness with low energy consumption
DR-LED
Omron's DR-LED more than doubles the level of brightness.
Optical Communications Devices
Optical communications devices support next-generation optical networks, particularly access home network fields. (Photo: optical switches)



Bill Circulation Unit EX-BH
High-performance bill handling equipment used in applications such as railway station ticket vending machines





Card Reader/Writer
Applicable in all industrial fields, including financial systems, security systems, card issuing machines and ID systems





Automated Teller Machine
A totally barrier-free ATM designed for ease of use





"goopas" Content Delivery Service
A new system that customizes and transmits selected information when a pass for public transportation is passed through a passenger gate



Social Systems Business

▷ Business Overview

The Social Systems Business posted net sales of ¥116.7 billion, a year-on-year decrease of 8.9 percent. In June 2002, this business was divided into the Social Systems Solutions and Service Business Company (SSB), which operates the solutions and service businesses, and the Advanced Modules Business Company (AMB), which is involved in the modules business.

Social Systems Solutions and Service Business Company (SSB)

The electronic fund transfer systems sector was affected by reduced capital investment due to the overall weakness of the financial industry. As a result, sales fell sharply.

In the public transportation systems sector, sales increased considerably as SSB obtained a major ticket vending machine order in the Kanto region that had been deferred from the previous fiscal year.

In the traffic control and road information systems sector, despite significant demand in certain areas, sales decreased because of reduced public works investment. Also, SSB transferred its parking systems business during the period.

▷▷ Strategies and Outlook

As markets for existing products mature, SSB will focus on customer-oriented solutions and shift its emphasis to services. In particular, as the spreading use of IC cards and mobile devices integrates businesses such as finance, retail and transportation, SSB will concentrate on these areas, especially the rapidly expanding sector of transportation IC cards.

Advanced Modules Business Company (AMB)

▷ Business Overview

AMB generated growth in sales of electronic fund transfer systems, supported by strong demand in South Korea and Taiwan. In the domestic market, however, sales declined sharply due to a lull in deliveries of ATMs for convenience stores, which made a large contribution to sales in the prior fiscal year. Sales were down in the card reader business and in the overseas public transportation systems business.

▷▷ Strategies and Outlook

AMB plans to increase sales, particularly in overseas markets, by developing products with a focus on its core module business, collaborating with equipment manufacturers and strengthening its sales organization. In addition, AMB will establish an earnings structure through stronger cost reduction activities by expanding production at overseas bases

⊳ Business Overview

Healthcare Company (HCB) sales were buoyed by a moderate recovery in consumption in the early part of the fiscal year. However, consumption slowed toward the end of the period. As a result, HCB sales increased 4.2 percent year-on-year to ¥42.3 billion.

Blood pressure monitors, thermometers and nebulizers, the core products of this division, sold well, and sales of a new compact, low-cost massage chair expanded steadily in a brisk market. However, sales of products in other categories such as electronic pulse massagers and pedometers declined.

By region, although sales in Japan were unchanged from the previous fiscal year, overseas sales grew strongly. Sales increased substantially in the Asia/Oceania region, centered on Australia, and in China, where HCB expanded sales offices and strengthened user support functions.

⊳⊳ Strategies and Outlook

HCB will work to expand its business by aggressively introducing new products, as well as strengthening overseas sales channels and raising the power of its brands by marketing products that meet local market needs. Additionally, monitoring lifestyle-related diseases is a core business domain, and HCB will develop hardware and create services in this new field. HCB will also create a new business model that generates growth by supporting the prevention of lifestyle-related diseases.

Healthcare Company



Mesh-Type Nebulizer NE-U22
The world's smallest and lightest pocket-sized nebulizer, this unit allows inhalation at any angle.

Blood Pressure Monitor HEM-637IT
The first in Japan with a guide for placement on the arm when measuring, this monitor allows daily management of blood pressure data on a personal computer.

Massage Chair *Pisu* HM-601
This low-priced, comfortable reclining chair incorporates a massage unit that gives a full-fledged massage.



Vehicle Disturbance Surveillance Device *Carmoni 200*
Using Omron's original sound and pressure sensor, this device detects disturbances to a vehicle (break-in, window breakage, hit-and-run, etc.), uses light and sound to startle the perpetrator, and sends notification to the owner's remote control.



omron
VIAGGIO

High-Speed VPN Broadband Router *Viaggio* MR104DV
This ultra-high-speed throughput broadband router (maximum 92 Mbps) offers high-performance firewall and virtual private network (VPN) functions for solid Internet security.



Others

➤ Business Overview

Other businesses posted net sales, including royalty income, of ¥34.7 billion, a decrease of 30 percent from the previous fiscal year.

The Business Development Group explores and nurtures new businesses, and develops and strengthens existing businesses that are not formally classified under other internal business companies. In addition, Omron reassessed some businesses as part of its business structure reforms.

Among new businesses, Omron began marketing new products in the machine-to-machine business, including a tank monitoring system and a vehicle anti-theft system, and verified their future marketability.

In existing businesses, sales of entertainment equipment declined due to factors including increased competition resulting from the entry of other companies into the market. Sales of automated voice answering systems were negatively impacted by restrained corporate investment due to the slump in the IT industry. Despite a decline in domestic shipments of personal computers, sales of PC peripherals were essentially unchanged from the previous fiscal year because of Omron's focus on developing the market for uninterruptible power supplies. Sales of RFID tag systems were firm, reflecting growing interest in IC tags in both manufacturing and consumer sectors.

The Creative Service Company has been engaged in the outsourcing business, mainly for administrative work. However, after reassessing its businesses as part of the Group productivity structural reforms, Omron placed each business under the control of the head office to increase Group productivity by focusing on internal services in specialized fields. As a result, in March 2003, the Creative Service Company was dissolved as an internal company.

➤➤ Strategies and Outlook

The Business Development Group will explore and nurture new businesses, and will reinforce and assess existing businesses that are not classified as part of any of the current internal companies.

Corporate Citizenship Activities

Omron revolutionized corporate Japan in 1956 when the Company adopted a corporate philosophy emphasizing a commitment to fulfilling public responsibilities. Since that time, Omron has worked to contribute to society through its operations as well as its corporate citizenship activities.

EXAMPLES OF OMRON'S CORPORATE CITIZENSHIP ACTIVITIES

Omron's corporate citizenship activities revolve around four main areas: science & technology, social welfare, arts & culture, and the global environment.



Omron has joined the non-profit organization Japan Alliance for Humanitarian Demining Support, and played a major role in the development of the Mine Eye, an innovative landmine detector that uses electromagnetic waves to detect both metal and non-metal mines.



Every year, approximately 50 Omron employees participate as volunteers at the Oita International Wheelchair Marathon, helping to set up for the closing ceremony and passing out beverages to athletes after the race.



Omron donated a pipe organ to the Kyoto Concert Hall, which was completed in the fall of 1995. The Company also co-sponsors concerts to give residents the opportunity to enjoy pipe organ music.



Based on an awareness of the role forests play in environmental preservation, "Forest Volunteers" thin forests and prune branches. Activities in 2002 were carried out in cooperation with Keihokucho in Kyoto.

Science & Technology

Striving to create greater harmony between people and machines

To help create a society in which people and machines can co-exist in harmony, Omron provides assistance to researchers involved in the development of advanced technologies and helps to publicize their findings. Through the Tateisi Science and Technology Foundation, Omron supports joint research and technological exchange not only in Japan but all over the world.

In addition, Omron is using its sensing and control technology to contribute to causes around the world such as landmine removal.

Social Welfare

Creating employment opportunities for the disabled

Omron is dedicated to helping physically challenged individuals find employment opportunities and achieve independence. In 1972, Omron established Omron Taiyo Co., Ltd. in Beppu, Oita Prefecture — the first factory in Japan run by physically challenged people. A similar factory, Omron Kyoto Taiyo Co., Ltd., was built in Kyoto in 1985. In addition, Omron sponsors events such as wheelchair marathon races, art festivals and other events for disabled people.

Arts & Culture

Enriching society by developing arts and culture

Omron believes strongly in the importance of culture and the arts, demonstrating its support by co-sponsoring the Omron Kyoto Cultural Forum and organizing concerts and exhibitions of traditional performing arts.

Global Environment

Becoming one of the most environmentally conscious companies of the 21st century

Omron's environmental objectives include not only meeting the criteria for ISO 14001 certification, but also minimizing the environmental impact of its operations by developing environmentally friendly products utilizing the company's sensing and control technology, conserving energy and resources, and reducing industrial waste. In addition, as a responsible corporate citizen, Omron is involved in community service activities such as clean-ups, area beautification projects and planting trees. Omron's long-term, sustainable approach towards both domestic and international environmental issues is preparing us for the emerging "Optimization Society."

Environmental Activities

Using its sensing and control technologies, Omron contributes to environmental protection through development of products and systems that reduce environmental impact. Major environmental activities during the year ended March 31, 2003 are as follows:

	Theme	Results of Activities
Eco-Mind	Environmental education	● Conducted training for internal environmental auditors and environmental education for new employees (total of 3 times).
	Promotion of environmental awareness	● Invited and awarded employee suggestions (592 entries submitted). ● NE-U22 nebulizer received Environmental Grand Prize.
Eco-Management	Environmental accounting	● Expanded scope of data gathering to 24 sites: 15 domestic production sites and 9 domestic non-production sites.
	Pollution control/ Environmental risk management	● No instances of law infringement, environmental accidents, claims or complaints.
	ISO 14001 certification	● OMRON Field Engineering Co., Ltd. received ISO 14001 certification. ● 48 sites received or maintained certification from outside audit organization.
Eco-Products	Development and marketing of eco-products	● Launched 26 Eco-Products and 21 products with the Eco label (cumulative total of 119 products).
	Creation of products with less or no regulated chemical substances	● Launched 26 products for lead-free soldering.
	Promotion of green procurement	● Evaluated 527 major domestic suppliers and certified 502 as green procurement suppliers.
	Product recycling and reuse	● Conducted ATM recycling in western Japan. ● Achieved recycling rate of more than 98 percent (over 1,400 units recycled).
Eco-Factories/ Laboratories/ Offices	Promotion of CO_2 emissions reduction	● Reduced CO_2 emissions from energy usage to 42,486 tons-CO_2 (11% reduction compared to FY 1995).
	Promotion of waste recycling	● Waste recycling rate of 95.1%, final disposal rate of 2.0%. ● Zero emissions achieved at 10 domestic production sites; achieved at 12 of 15 sites to date.
	Promotion of green procurement (indirect materials)	● Operated Strategic Linkage for Intelligent Procurement Management (SLIM) system and promoted purchasing of green products (green product purchasing rate: 82%).
Eco-Logistics	Reduction of environmental impact in distribution	● Reduced CO_2 emissions 18.6% (828 tons-CO_2) from fiscal 2001 by introducing rail shipping from Kyushu to Nagoya, and from Kyushu to Tokyo, and by adjusting distribution routes.
	Promotion of resource conservation in distribution	● Implemented container returnable system at 140 key domestic distributors (cardboard boxes for product packing reduced 30%).
Eco-Communication	Promotion of environmental communication	● Issued environmental report (10,000 in Japanese, 1,000 in English). ● Posted site reports of major production bases on Omron Web site (30 sites). ● Participated in environmental exhibitions (Lake Biwa Environmental Business Messe and Eco-Products exhibit). ● Carried out Omron Day activities at all sites. Performed volunteer forest preservation activities at Kyoto Office.

Note: In the year ended March 31, 2003, the unit for CO_2 emission volume was changed from tons-C to tons-CO_2.

Topics

Activities to Reduce Environmental Impact

• Reduction of CO_2 Emissions from Energy Usage

To help prevent global warming, Omron sets targets each fiscal year for reduction of carbon dioxide emissions, and takes steps to achieve them. In the year ended March 31, 2003, the target for the total volume of CO_2 emissions at domestic production sites was 45,239 tons-CO_2, a 5 percent reduction compared with the level in the year ended March 1996. The actual result was an 11 percent reduction to 42,486 tons-CO_2. Despite an increase in production volume, CO_2 emissions per unit of production improved 10 percent from the previous fiscal year due to higher productivity and improved yield. At overseas production sites, the total volume of CO_2 emissions was 30,236 tons-CO_2.

• Wastes and Recycling

Omron's targets for the year ended March 2003 were a recycling rate of 94.0 percent and a final disposal rate of 4.0 percent. Actual results were a recycling rate of 95.1 percent and a final disposal rate of 2.0 percent. Total waste volume was 3,882 tons, a 3 percent reduction from the previous fiscal year, and the final disposal volume was 78 tons, a 60 percent reduction. In the past fiscal year, ten more domestic production sites achieved zero emissions, and 12 of the 15 sites have now done so. Overseas, total waste volume was 2,964 tons.

• Reduction of Environmental Impact in Distribution

Omron took steps to reduce the environmental impact of its distribution operations in the year ended March 2003. Measures included implementing rail shipping from Kyushu to Nagoya, and from Kyushu to Tokyo, as well as shortening shipping distances by changing distribution routes. As a result, total CO_2 emissions were reduced 18.6 percent, or 828 tons-CO_2, from the previous fiscal year. Omron also introduced a container returnable system at 140 major domestic distributors, and consequently reduced cardboard boxes for product packing by 30 percent (46.2 tons) compared with the previous fiscal year.

Reduction of Regulated Chemical Substances

• Operation of Database for Regulated Chemical Substances

The content of regulated chemical substances in all major components and materials purchased by the Company is registered in a database that Omron began using in the year ended March 2003. In the future, Omron will be able to use this database in product assessments at the development and design stage to reduce the amount of regulated chemical substances contained in products.

• Environmental Accounting

In the year ended March 2003, Omron adopted environmental accounting at 9 domestic non-production sites, after introducing it for 15 domestic production sites in the previous fiscal year. Results for domestic production and non-production sites in the year ended March 2003 are as follows:

(1) Environmental protection cost: ¥2,190 million (investment ¥570 million, expenses ¥1,620 million)
(2) Economic benefits: ¥110 million (Actual benefits only, not including intangible benefits)
(3) Quantitative benefits: CO_2 emissions reduced 1,796 tons (3.5% reduction from previous fiscal year), volume of waste reduced 219 tons (5% reduction from previous fiscal year)

Creation of Eco-Products

Omron has been promoting the creation of eco-products since it established the ISO 14021-based "Eco-Product Approval System" in 1998. In the year ended March 2003, 47 products were approved (26 Eco-Products, 21 products with the Eco label), bringing the cumulative total to 119 products. Eco-products (including products approved for the Eco label) accounted for 14 percent of all new products in the year ended March 2003. Omron will accelerate the creation of eco-products, aiming to raise the eco-product ratio to 50 percent in the current fiscal year.

Green Procurement

• Purchasing Green Parts and Materials

Using green procurement standards, Omron conducted evaluations of 527 suppliers in the year ended March 2003, and certified 502 (95 percent) of them as green suppliers. Purchases from green suppliers constitute 91 percent of Omron's parts and material purchases. Omron plans to give green suppliers preferential status in purchasing in the future.

• Purchasing Green Indirect Materials

An Indirect Materials Purchasing Management System has been adopted and put into operation at Omron Group companies in Japan to promote purchasing of green products and reduce costs. In the year ended March 2003, the green product purchasing rate was 82 percent. Omron plans to enhance this system by expanding its application to include office equipment and office furniture.

Total CO_2 Emissions from Omron Factories in Japan



Domestic sites (target)
Domestic sites (actual)
Overseas sites (actual total)
CO2 emissions-to-production unit ratio
(t-CO2)
(%)
50,000
45,000
40,000
35,000
30,000
0
0
-10
-20
-30
-40
-50
47,601
47,601
46,589
42,742
46,252
45,320
45,914
48,807
45,577
44,022
27,928
45,239
42,486
30,232
0
-9
-15
-18
-5
-14
(FY) 1995
1998
1999
2000
2001
2002

Note: In addition to the above, CO_2 emissions from 9 offices and laboratories totaled 9,218t-CO_2 during the year ended March 31, 2003. In the year ended March 31, 2003, the unit for CO_2 emission volume was changed from tons-C to tons-CO_2.

Board of Directors, Corporate Auditors and Corporate Officers


Yoshio Tateisi


Hisao Sakuta


Tatsuro Ichihara


Tadao Tateisi


Shozo Hashimoto


Noriyuki Inoue

Board of Directors

Chairman and
Representative Director

Yoshio Tateisi

CEO and
Representative Director

Hisao Sakuta

Vice President and Director

Tatsuro Ichihara

Senior Managing Director

Tadao Tateisi

Directors (Non-executive)

Shozo Hashimoto

Noriyuki Inoue

Corporate Auditors

Tsutomu Ozako

Yoshisaburo Mogi

Yoshio Nakano

Hidero Chimori

Corporate Officers

Executive Vice Presidents

Shingo Akechi

Fumio Tateisi

Senior Managing Officers

Yoshifumi Kajiya

Fujio Tokita

Akihiko Otani

Soichi Yukawa

Managing Officers

Minoru Tamura

Tsukasa Yamashita

Yutaka Takigawa

Yasuhira Minagawa

Kuniyasu Kihira

Toshio Ochiai

Hiroki Toyama

Kojiro Tobita

Keizo Kadono

Hiroyuki Nishimura

Kuninori Hamaguchi

Executive Officers

Yukio Kobayashi

Yoshinobu Morishita

Takuji Yamamoto

Yoshinori Suzuki

Akio Sakumiya

(As of June 25, 2003)

Financial Section

Contents

Six-year Summary

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of yen (except per share data)					
	2003	2002	2001	2000	1999	1998
Net Sales (Notes 2 and 3):						
Industrial Automation	**¥202,518**	¥184,185	¥227,691	¥215,087	¥245,785	¥ —
Electronic Components	**138,845**	131,862	129,444	109,661	56,673	—
Social Systems Business	**116,652**	128,057	141,928	128,534	135,872	38,203
Healthcare	**42,331**	40,617	39,327	42,640	43,729	40,793
Open Systems	**—**	—	—	—	—	50,131
Control Components and Systems	**—**	—	—	—	—	13,642
Specialty Products	**—**	—	—	—	—	47,263
Others	**34,727**	49,243	55,869	59,436	73,221	21,763
	535,073	533,964	594,259	555,358	555,280	11,795
Costs and Expenses:						
Cost of sales	**327,413**	353,429	376,194	358,911	364,314	87,445
Selling, general and administrative expenses	**135,112**	134,907	131,203	133,662	136,734	38,404
Research and development expenses	**40,235**	41,407	42,513	36,605	42,383	39,914
Interest expenses, net	**348**	223	111	750	862	682
Foreign exchange loss, net	**575**	1,506	1,389	2,841	2,766	4,419
Other expenses (income), net	**26,658**	27,865	2,812	1,553	(28)	(1,312)
	530,341	559,337	554,222	534,322	547,031	69,552
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**4,732**	(25,373)	40,037	21,036	8,249	42,243
Income Taxes	**3,936**	(9,348)	17,318	9,048	6,044	23,371
Minority Interests	**285**	132	422	427	31	168
Income (Loss) before Cumulative Effect of Accounting Change	**511**	(16,157)	22,297	11,561	2,174	18,704
Net Income (Loss)	**511**	(15,773)	22,297	11,561	2,174	18,704
Per Share Data (yen):						
Income (Loss) before Cumulative Effect of Accounting Change						
Basic	**¥ 2.1**	¥ (65.0)	¥ 87.4	¥ 45.0	¥ 8.3	¥ 71.4
Diluted	**2.1**	(65.0)	85.3	44.5	8.3	69.8
Net Income (Loss)						
Basic	**2.1**	(63.5)	87.4	45.0	8.3	71.4
Diluted	**2.1**	(63.5)	85.3	44.5	8.3	69.8
Cash Dividends (Note 1)	**10.0**	13.0	13.0	13.0	13.0	13.0
Capital Expenditures (cash basis)	**¥ 34,454**	¥ 38,896	¥ 37,583	¥ 31,146	¥ 36,696	¥ 35,896
Total Assets	**567,399**	549,366	593,144	579,489	580,586	93,129
Total Shareholders' Equity	**251,610**	298,234	325,958	336,062	321,258	43,066
Value Indicators:						
Gross profit margin (%)	**38.8**	33.8	36.7	35.4	34.4	36.7
Income (loss) before tax/Net sales (%)	**0.9**	(4.8)	6.7	3.8	1.5	6.9
Return on sales (%)	**0.1**	(3.0)	3.8	2.1	0.4	3.1
Return on assets (%)	**0.8**	(4.4)	6.8	3.6	1.4	7.0
Return on equity (%)	**0.2**	(5.1)	6.7	3.5	0.7	5.5
Inventory turnover (times)	**4.36**	4.25	4.44	4.56	4.18	4.28
Price/earning ratio (times)	**900.8**	—	23.6	64.9	175.0	28.3
Assets turnover (times)	**0.96**	0.93	1.01	0.96	0.95	1.02
Debt/equity ratio (times)	**1.255**	0.842	0.820	0.724	0.807	0.729
Interest coverage ratio (times)	**23.59**	4.36	26.83	14.64	5.56	20.05

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.

2. Certain reclassifications have been made to the net sales amounts previously reported for 2002 in order for them to conform to 2003 categories. The amounts previously reported for 2002 were: Industrial Automation, ¥186,984 million; Electronic Components, ¥128,193 million; Social Systems ¥124,627 million. These same reclassifications could not be made to net sales amounts previously reported for 2001 and earlier because the necessary data is not readily available.

3. Categories within net sales for 1998 reflect the categories at that time, which can not be restated to conform to present categories following reorganization.

Financial Strategy

The financial policies aimed at strengthening the earnings base of Omron Corporation and the Omron Group of companies include improving asset efficiency, disciplined liquidity management and efforts to raise competitiveness. In addition, Omron invests capital according to specific plans and keeps capital expenditures within the scope of cash flow, while focusing on high-profit businesses to increase corporate value.

General Overview

During the fiscal year ended March 31, 2003, economic concerns in Japan due to issues such as the continuing problems in disposing of nonperforming loans restrained both consumer spending and corporate capital investment. The U.S economy drew support from housing investment and consumer spending during the first half of the year, but conditions worsened in the second half because of higher oil prices, a weak stock market and the situation in Iraq. Europe showed signs of recovery, while increased exports and growth in consumer spending led to expansion in the economies of Asia, particularly in greater China.

In the markets where Omron conducts business, a recovery in production and steady consumption lent vigor to the Industrial Automation Company, the Electronic Components Company and the Healthcare Company. However, the Social Systems Business, which includes the Social Systems Solutions and Service Business Company and the Advanced Modules Business Company, faced challenging conditions, including restrained capital investment among financial institutions and public entities.

As a result of these factors, consolidated net sales increased 0.2 percent compared with the previous fiscal year to ¥535,073 million. Omron recorded non-operating expenses including retirement payments associated with the implementation of an early retirement program as part of the Group's structural reform measures, a loss associated with the sale and disposal of idle assets, and loss on sale and impairment of investment securities. Income before income taxes, minority interests and cumulative effect of accounting change totaled ¥4,732 million, compared to a loss before income taxes, minority interests and cumulative effect of accounting change of ¥25,373 million for the previous fiscal year. Despite the effect of the tax burden resulting from implementation of a new factor-based standard for use in calculating the effective tax rate, net income totaled ¥511 million, compared to a net loss of ¥15,773 million for the previous fiscal year.

Sales

Consolidated net sales increased 0.2 percent year-on-year to ¥535,073 million. Overall, sales in Japan decreased year-on-year, while overseas sales increased, resulting in the marginal year-on-year increase in net sales. While overall capital investment in all types of control devices, machinery and equipment remained low, sales in China and Southeast Asia were higher.

Cost of Sales, SGA Expenses and Income

Cost of sales decreased ¥26,016 million, or 7.4 percent, to ¥327,413 million, reflecting Omron's progress in reducing manufacturing costs and raising efficiency through the Structural Reforms for Group Productivity. As a result, gross profit increased ¥27,125 million, or 15.0 percent, to ¥207,660 million. The gross profit margin was 38.8 percent, compared to 33.8 percent for the previous fiscal year. Selling, general and administrative (SGA) expenses increased marginally, and represented 25.3 percent of net sales, unchanged from the previous fiscal year. Research and development expenses decreased 2.8 percent to ¥40,235 million, and represented 7.5 percent of net sales, compared to 7.7 percent in the previous fiscal year. R&D is essential to the Group's future growth, and Omron's policy is to maintain R&D expenses close to 7 percent of net sales each year.

Gross Profit Margin (%)


34.4
35.4
36.7
33.8
38.8
1999 2000 2001 2002 2003

SGA Expenses/Net Sales and R&D Expenses/Net Sales (%)


SGA Expenses/Net Sales (excluding R&D Expenses)
R&D Expenses/Net Sales
24.6
24.1
22.1
25.3
25.3
7.6
6.6
7.1
7.7
7.5
1999 2000 2001 2002 2003

Costs, Expenses and Income as Percentages of Net Sales	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**61.2**	66.2	63.3
Gross profit	**38.8**	33.8	36.7
Selling, general and administrative expenses	**25.3**	25.3	22.1
Research and development expenses	**7.5**	7.7	7.1
Interest expenses, net	**0.1**	0.0	0.0
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	**0.9**	(4.8)	6.7
Income taxes	**0.7**	(1.8)	2.9
Income (loss) before cumulative effect of accounting change	**0.1**	(3.0)	3.8
Cumulative effect of accounting change	**—**	0.0	—
Net income (loss)	**0.1**	(3.0)	3.8

Other expenses, net, decreased to ¥26,658 million from ¥27,865 million for the previous fiscal year. The primary component of this total was a charge of ¥18,968 million in connection with Omron's voluntary early retirement program, under which participating employees received a lump sum payment in addition to the retirement benefits they had earned. Management believes that the cost and efficiency benefits of this program will support consistently higher earnings. Loss on impairment of investment securities and other assets decreased substantially to ¥2,269 million from ¥17,199 million for the previous fiscal year. Loss on impairment of property, plant and equipment totaled ¥4,231 million, compared to ¥6,815 million for the previous fiscal year. The Group carried out an assessment of impairment of certain long-lived assets at Omron and its subsidiaries, with consideration given to future transfer, including the possibility of disposal. As a result, certain land and buildings, which were not expected to recover their entire carrying value through future cash flows, were written down to fair value.

Income (Loss) Before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change/Net Sales and Net Income (Loss)/Net Sales (%)

○ Income (Loss) Before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change/Net Sales
○ Net Income (Loss)/Net Sales



6.7
3.8
1.5
3.8
2.1
0.4
0.9
0.1
-3.0
-4.8
1999 2000 2001 2002 2003

Interest Expenses and Interest Coverage (Millions of Yen/Times)

□ Interest Expenses
○ Interest Coverage



2,518
1,897
1,731
1,291
1,430
26.83
23.59
4.64
5.56
4.36
1999 2000 2001 2002 2003

Earnings per Share and Price/Earnings Ratio (Yen/Times)

□ Earnings per Share
○ Price/Earnings Ratio*



8.3
44.5
85.3
-63.5
2.1
900.8
175.0
34.9
23.6
1999 2000 2001 2002 2003

Net Income (Loss) per Employee (Millions of Yen)



0.1
0.5
0.9
-0.6
0.0
1999 2000 2001 2002 2003

* Not calculated in 2002 due to net loss.

Despite the effect of other expenses, net, the increase in gross profit supported income before income taxes, minority interests and cumulative effect of accounting change of ¥4,732 million, compared to a loss before income taxes of ¥25,373 million for the previous fiscal year. Net income totaled ¥511 million, compared to a net loss of ¥15,773 million for the previous fiscal year. Basic net income per share was ¥2.1, compared to a net loss per share of ¥63.5 for the previous fiscal year. After considering performance and the Group's capital requirements as it invests to generate profitable long-term growth, Omron paid cash dividends applicable to the fiscal year totaling ¥10.00 per share, compared to cash dividends of ¥13.00 per share applicable to the previous fiscal year.

Review of Operations by Company

Because of divisional restructuring among companies, prior-year net sales of internal companies have been recalculated to present a more realistic year-on-year comparison.

Composition of Net Sales	2003	2002	2001
Industrial Automation	**37.8%**	34.5%	38.3%
Electronic Components	**25.9**	24.7	21.8
Social Systems Business	**21.8**	24.0	23.9
Healthcare	**7.9**	7.6	6.6
Others	**6.6**	9.2	9.4

Note: The composition of net sales is based on the classifications reported in the Six-year Summary.

Industrial Automation Company

Net sales of the Industrial Automation Company (IAB), excluding intercompany transactions, increased 10.0 percent from the previous fiscal year to ¥202,518 million, and accounted for 37.8 percent of net sales. Overall, sales to semiconductor and flat panel display (FPD) manufacturers rebounded moderately, and sales to the automobile and food industries were firm. In Japan, sales of devices used for safety, information sensing equipment, displacement sensors, vision sensors, motion controllers and other products increased substantially. Sales in North America increased, led by sales of sensing equipment. Restrained investment in the electronics and electrical equipment industries resulted in flat sales in Europe. Sales in greater China and Southeast Asia increased substantially as IAB strengthened direct marketing and sales channels, and increased its emphasis on social infrastructure projects.

Electronic Components Company

Net sales for the Electronic Components Company (ECB), excluding intercompany transactions, increased 5.3 percent from the previous fiscal year to ¥138,845 million, and accounted for 25.9 percent of net sales. In Japan, sales of backlights for cellular phones and integrated circuit (IC) coin systems for the amusement industry increased substantially. In the consumer and commerce components business, sales of relays for telecommunications equipment were sluggish, but exports of relays and switches for consumer appliances remained firm. Sales of automotive electronic components expanded strongly, benefiting from increased exports and the growing importance of electronics in automobiles. ECB also formed a new marketing organization to strengthen sales of components for mobile devices. In overseas markets, sales of relays and switches for consumer appliances offset slumping demand in the telecommunications equipment industry in North America, Europe and Asia, and sales of automotive devices expanded strongly.

Social Systems Business

Net sales for the Social Systems Business, excluding intercompany transactions, decreased 8.9 percent from the previous fiscal year to ¥116,652 million, and accounted for 21.8 percent of net sales. On July 1, 2002, the Social Systems Business was divided into the Social Systems Solutions and Service Business Company, which is involved in the solutions and service businesses, and the Advanced Modules Business Company, which is involved in the module business.

Sales of the Social Systems Solutions and Service Business Company (SSB) decreased substantially due to reduced capital investment in electronic fund transfer systems due to the overall weakness of the financial industry. In the public transportation systems sector, sales increased considerably as Omron received a major ticket vending machine order in the Kanto region that had been deferred from the previous fiscal year. In the traffic control and road information systems sector, sales decreased because of reduced public works investment, and Omron transferred operations related to equipment sales in its parking systems business during the period.

The Advanced Modules Business Company (AMB) increased sales of electronic fund transfer systems, supported by solid demand in South Korea and Taiwan. Sales of ATMs for convenience stores in Japan, however, decreased as the latest sales cycle came to an end. Sales also declined in the card reader business and in the overseas public transportation systems business.

Healthcare Company

Net sales for the Healthcare Company (HCB), excluding intercompany transactions, increased 4.2 percent from the previous fiscal year to ¥42,331 million, and accounted for 7.9 percent of net sales. While continued consumer frugality in Japan impacted discretionary spending, overall consumption recovered moderately. The introduction of new products including a new type of massage chair, increased distribution efficiency and support for sales outlets allowed HCB to maintain sales at the prior-year level. Overseas, results were firm in almost every region. By region, HCB strengthened relationships with large-scale retail chains in the United States. In Europe, HCB worked to construct an efficient sales system in ways including optimizing its network of sales agents. In Asia, HCB strengthened its efforts in the growth areas of Taiwan and Australia. In China, HCB added sales bases and enhanced user support.

Others

Net sales of other divisions, excluding intercompany transactions, decreased 29.5 percent from the previous fiscal year to ¥34,727 million, and accounted for 6.6 percent of net sales. The decrease reflected in part the exclusion of Omron Alphatech Corporation from the scope of consolidation in the second half of the fiscal year. The Creative Service Company increased sales of outsourcing services, mainly business services for corporate administrative operations. However, as part of the company-wide structural reform program, Omron dissolved the Creative

Service Company in March 2003 and reoriented its operations to an in-company focus. The Business Development Group is responsible for exploring and nurturing new businesses, as well as developing and strengthening businesses that are not formally internal companies. New businesses include a remote supervisory system for the machine-to-machine field and a vehicle anti-theft system, which are now on the market. The Business Development Group will assess additional market opportunities in these sectors.

Increase (Decrease) in Sales of Internal Business Companies

	2003	2002	2001
Industrial Automation	**10.0%**	(17.9)%	11.2%
Electronic Components...........	**5.3**	(1.0)	7.5
Social Systems Business	**(8.9)**	(12.2)	10.4
Healthcare	**4.2**	3.3	(7.8)
Others	**(29.5)**	(4.2)	(6.0)

Note: The increase or decrease in sales for 2001 and 2002 is based on the amounts previously reported for the respective years, prior to the reclassifications made in the following year.

Review of Operations by Region

Japan

The disposal of nonperforming loans continued to weigh on Japan's economy. Concerns about the future restrained personal consumption and capital expenditures, which weakened domestic demand. IAB and ECB achieved solid results during the past fiscal year. The environment remained challenging for SSB and AMB, as difficult conditions in the financial markets held back capital investment and public-sector investment was restrained. Omron also transferred the operations of consolidated subsidiary Omron Alphatech Corporation as part of its ongoing structural reforms, which reduced net sales. As a result, total sales to external customers for the fiscal year decreased 4.8 percent year-on-year to ¥340,575 million.

North America

During the first half of the fiscal year, the economy of the United States remained the driving force of the global economy with support from firm housing investment and consumer spending. In the second half, however, weakness in the stock market and events in Iraq exerted an unfavorable effect. In this environment, IAB, ECB and HCB generated solid results. Total sales to external customers increased 3.5 percent to ¥67,886 million.

Europe

The economies of Europe showed indications of moderate recovery, along with growing concerns about future prospects. IAB, ECB and HCB generated firm results, supported by the depreciation of the yen against the euro from the previous fiscal year. As a result, total sales to external customers increased 12.6 percent to ¥73,513 million.

Asia and Other

The economies of Asia, particular those of greater China, continued to expand because of increased exports and consumer spending. IAB, ECB and HCB generated solid results in this environment. As a result, total sales to external customers increased 17.4 percent year-on-year to ¥53,099 million.

Sales by Region (%)


Japan
North America
Europe
Asia and Other
1999
69.8
10.5
5.8
2000
71.6
10.7
6.7
2001
71.3
10.8
7.6
2002
67.0
12.3
2.2
8.5
2003
63.7
12.7
9.9

Assets, Liabilities and Shareholders' Equity

As of March 31, 2003, total assets were ¥567,399 million, an increase of ¥18,033 million, or 3.3 percent, from March 31, 2002. Current assets increased ¥17,615 million, or 6.3 percent, to ¥295,113 million. The return to profitability and improved cash flow resulted in an increase of ¥9,·40 million, or 12.9 percent, in cash and cash equivalents, and deferred income taxes also increased.

Net property, plant and equipment decreased ¥3,249 million, or 2.1 percent, to ¥149,045 million. Investment in machinery and equipment offset the effect of the write down of buildings to fair value as discussed above.

Investments and other assets increased ¥3,667 million, or 3.1 percent, to ¥123,241 million. An increase in deferred income taxes offset the decrease in the market value of investment securities.

The total of current liabilities, long-term liabilities and minority interests in subsidiaries increased ¥64,657 million, or 25.7 percent, to ¥315,789 million. Current liabilities increased ¥22,132 million, or 17.1 percent, to ¥151,577 million, due primarily to an increase of ¥4,225 million in bank loans to ¥18,948 million and an increase of ¥10,805 million in the current portion of long-term debt to ¥11,997 million. Working capital at the balance sheet date decreased ¥4,517 million, or 3.1 percent, to ¥143,536 million, and the current ratio was 195 percent, compared to 214 percent a year earlier. Long-term debt decreased by a net ¥2,481 million, or 5.8 percent, to ¥40,315 million, as new long-term debt totaling ¥8,398 million offset the shift of maturing long-term debt to current liabilities. Interest-bearing liabilities, defined as the sum of bank loans, the current portion of long-term debt and long-term debt, increased ¥12,549 million, or 21.4 percent, to ¥71,260 million. Termination and retirement benefits increased ¥45,363 million, or 60.2 percent, to ¥120,730 million.

Shareholders' equity decreased ¥46,624 million, or 15.6 percent, from a year earlier to ¥251,610 million, due primarily to an increase in accumulated other comprehensive loss totaling ¥34,546 million that resulted primarily from the increase in the minimum pension liability. Accumulated other comprehensive loss includes foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains or losses on available-for-sale securities and net losses on derivative instruments. Note 15 of the Notes to the Consolidated Financial Statements provides additional explanation.

The ratio of shareholders' equity to total assets was 44.3 percent, compared to 54.3 percent as of March 31, 2002. The debt/equity ratio, defined as total liabilities divided by shareholders' equity, was 1.255 times, compared to 0.842 times a year earlier. Shareholders' equity per share was ¥1,036.01, compared to ¥1,201.23 a year earlier.

Working Capital and Current Ratio (Millions of Yen/%)



Working Capital
Current Ratio
164,610
169,797
145,489
148,053
143,536
234
215
179
214
195
1999 2000 2001 2002 2003

Inventory Turnover (Times)



4.18
4.56
4.44
4.25
4.36
1999 2000 2001 2002 2003

Return on Tangible Fixed Assets (%)



1.3
7.2
14.1
-10.1
0.3
1999 2000 2001 2002 2003

Return on Shareholders' Equity (%)



0.7
3.5
6.7
-5.1
0.2
1999 2000 2001 2002 2003

Cash Flow

Cash and cash equivalents at March 31, 2003 increased ¥9,140 million from a year earlier, or 12.9 percent, to ¥79,919 million. The effect of exchange rates on cash and cash equivalents was negligible.

Net cash provided by operating activities increased ¥8,167 million to ¥41,854 million. The return to net profitability was a primary factor in the year-on-year increase. Omron also generated a net ¥9,791 million in cash from changes in working capital, compared to ¥4,719 million for the previous fiscal year.

Net cash used in investing activities decreased ¥9,488 million to ¥30,633 million. Net proceeds from sales or maturities of short-term investments and investment securities totaled ¥649 million, compared to net purchases totaling ¥3,070 million in the previous fiscal year, or a year-on-year contribution to cash flow totaling ¥3,719 million. Omron also reduced capital expenditures by ¥4,442 million, or 11.4 percent, to ¥34,454 million, reflecting greater selectivity in making capital commitments. Omron also generated cash totaling ¥1,450 million from proceeds from sales of business entities.

Net cash used in financing activities decreased ¥10,060 million to ¥1,996 million. Net cash generated from external sources totaled ¥11,307 million, consisting of net borrowings of short-term bank loans totaling ¥2,909 million, and net proceeds from long-term debt totaling ¥8,398 million. The amount raised externally compared a total of ¥13,303 million in cash used for dividends paid by Omron totaling ¥2,855 million, and cash used to repurchase shares of Omron Corporation totaling ¥10,218 million. Dividends paid by Omron decreased ¥375 million, or 11.6 percent.

Return on Assets (%)



1.4
3.6
6.8
-4.4
0.8
1999 2000 2001 2002 2003

Price/Book Value Ratio (Times)



1.18
2.23
1.62
1.60
1.88
1999 2000 2001 2002 2003

Consolidated Balance Sheets

OMRON Corporation and Subsidiaries
March 31, 2003 and 2002

ASSETS	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002	2003
Current Assets:			
Cash and cash equivalents	¥ 79,919	¥ 70,779	$ 665,992
Notes and accounts receivable – trade	113,595	114,906	946,625
Allowance for doubtful receivables	(3,484)	(2,755)	(29,033)
Inventories (Note 3)	75,446	74,617	628,717
Deferred income taxes (Note 11)	20,139	13,001	167,825
Other current assets	9,498	6,950	79,149
Total Current Assets	295,113	277,498	2,459,275
Property, Plant and Equipment:			
Land	46,094	46,979	384,117
Buildings	99,455	108,547	828,792
Machinery and equipment	137,710	133,672	1,147,583
Construction in progress	11,313	8,642	94,275
Total	294,572	297,840	2,454,767
Accumulated depreciation	(145,527)	(145,546)	(1,212,725)
Net Property, Plant and Equipment	149,045	152,294	1,242,042
Investments and Other Assets:			
Investments in and advances to associates	1,187	785	9,892
Investment securities (Note 4)	30,861	43,431	257,175
Leasehold deposits	9,173	10,653	76,442
Deferred income taxes (Note 11)	64,305	43,901	535,875
Other (Note 5)	17,715	20,804	147,624
Total Investments and Other Assets	123,241	119,574	1,027,008
Total	¥ 567,399	¥ 549,366	$ 4,728,325

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (Note 2) 2003
Current Liabilities:			
Bank loans (Note 6)	¥ 18,948	¥ 14,723	$ 157,900
Notes and accounts payable – trade	67,773	60,000	564,775
Accrued expenses (Note 18)	24,394	22,748	203,283
Income taxes payable	4,095	3,832	34,125
Other current liabilities (Note 11)	24,370	26,950	203,084
Current portion of long-term debt (Note 6)	11,997	1,192	99,975
Total Current Liabilities	151,577	129,445	1,263,142
Long-Term Debt (Note 6)	40,315	42,796	335,958
Deferred Income Taxes (Note 11)	643	436	5,358
Termination and Retirement Benefits (Note 8)	120,730	75,367	1,006,083
Other Long-Term Liabilities	52	291	434
Minority Interests in Subsidiaries	2,472	2,797	20,600
Shareholders' Equity (Note 9):			
Common stock, no par value:			
Authorized: 487,000,000 shares			
Issued: 249,109,236 shares	64,082	64,082	534,017
Additional paid-in capital	98,705	98,705	822,542
Legal reserve	7,619	7,660	63,491
Retained earnings	153,134	155,069	1,276,117
Accumulated other comprehensive loss (Note 15)	(59,909)	(25,363)	(499,242)
Treasury stock, at cost — 6,245,053 shares in 2003 and 836,289 shares in 2002	(12,021)	(1,919)	(100,175)
Total Shareholders' Equity	251,610	298,234	2,096,750
Total	¥567,399	¥549,366	$4,728,325

See notes to consolidated financial statements.

Consolidated Statements of Operations

OMRON Corporation and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2003	2002	2001	**2003**
Net Sales	**¥535,073**	¥533,964	¥594,259	**$4,458,942**
Costs and Expenses:				
Cost of sales	**327,413**	353,429	376,194	**2,728,442**
Selling, general and administrative expenses	**135,112**	134,907	131,203	**1,125,933**
Research and development expenses	**40,235**	41,407	42,513	**335,292**
Interest expense, net (Note 6)	**348**	223	111	**2,900**
Foreign exchange loss, net	**575**	1,506	1,389	**4,792**
Other expenses, net (Note 10)	**26,658**	27,865	2,812	**222,150**
Total	**530,341**	559,337	554,222	**4,419,509**
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**4,732**	(25,373)	40,037	**39,433**
Income Taxes (Note 11)	**3,936**	(9,348)	17,318	**32,800**
Income (Loss) before Minority Interests and Cumulative Effect of Accounting Change	**796**	(16,025)	22,719	**6,633**
Minority Interests	**285**	132	422	**2,375**
Income (Loss) before Cumulative Effect of Accounting Change	**511**	(16,157)	22,297	**4,258**
Cumulative Effect of Accounting Change	**—**	384	—	**—**
Net Income (Loss)	**¥ 511**	¥ (15,773)	¥ 22,297	**$ 4,258**

	Yen			U.S. dollars (Note 2)
	2003	2002	2001	**2003**
Per Share Data (Note 13):				
Income (Loss) before Cumulative Effect of Accounting Change				
Basic	**¥2.1**	¥(65.0)	¥87.4	**$0 02**
Diluted	**2.1**	(65.0)	85.3	**0 02**
Net Income (Loss)				
Basic	**2.1**	(63.5)	87.4	**0 02**
Diluted	**2.1**	(63.5)	85.3	**0 02**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

OMRON Corporation and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2003	2002	2001	**2003**
Net Income (Loss)	**¥ 511**	¥(15,773)	¥22,297	**$ 4,258**
Other Comprehensive Income (Loss), Net of Tax (Note 15):				
Foreign currency translation adjustments:				
Amount arising during the year on investments in consolidated foreign entities held at end of year	**(2,227)**	6,310	7,286	**(18,557)**
Reclassification adjustment for the portion realized upon sale or liquidation of investments in foreign entities	**222**	—	—	**1,856**
Net change in foreign currency translation adjustments during the year	**(2,005)**	6,310	7,286	**(16,701)**
Minimum pension liability adjustments	**(27,484)**	(13,973)	(7,251)	**(229,031)**
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding losses arising during the year	**(6,400)**	(7,570)	(8,532)	**(53,337)**
Reclassification adjustment for losses on impairment realized in net income (loss)	**692**	8,030	391	**5,771**
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	**661**	(746)	(2,072)	**5,510**
Net unrealized losses	**(5,047)**	(286)	(10,213)	**(42,056)**
Net gains (losses) on derivative instruments:				
Net losses on derivative instruments designated as cash flow hedges during the year	**(788)**	(1,673)	—	**(6,563)**
Reclassification adjustment for net losses realized in net income (loss)	**778**	1,605	—	**6,467**
Net losses	**(10)**	(68)	—	**(96)**
Other Comprehensive Loss	**(34,546)**	(8,017)	(10,178)	**(287,884)**
Comprehensive Income (Loss)	**¥(34,035)**	¥(23,790)	¥12,119	**$(283,626)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

OMRON Corporation and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Number of common shares issued	Millions of yen					
		Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2000	257,109,236	¥64,082	¥98,705	¥7,250	¥173,804	¥ (7,168)	¥ (611)
Net income					22,297		
Cash dividends, ¥13 per share					(3,284)		
Transfer to legal reserve				402	(402)		
Other comprehensive loss						(10,178)	
Acquisition of treasury stock							(749)
Exercise of stock options							148
Share buyback and retirement	(8,000,000)				(18,338)		
Balance, March 31, 2001	249,109,236	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Net loss					(15,773)		
Cash dividends, ¥13 per share					(3,227)		
Transfer to legal reserve				8	(8)		
Other comprehensive loss						(8,017)	
Acquisition of treasury stock							(725)
Exercise of stock options							18
Balance, March 31, 2002	249,109,236	64,082	98,705	7,660	155,069	(25,363)	(1,919)
Net income					511		
Cash dividends, ¥10 per share					(2,455)		
Reversal of legal reserve				(41)	41		
Other comprehensive loss						(34,546)	
Acquisition of treasury stock							(10,218)
Reissuance of treasury stock (Note 9)					(32)		116
Balance, March 31, 2003	**249,109,236**	**¥64,082**	**¥98,705**	**¥7,619**	**¥153,134**	**¥(59,909)**	**¥(12,021)**

	Thousands of U.S. dollars (Note 2)					
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2002	$534,017	$822,542	$63,833	$1,292,242	$(211,358)	$ (15,992)
Net income				4,258		
Cash dividends, $0.08 per share				(20,458)		
Reversal of legal reserve			(342)	342		
Other comprehensive loss					(287,884)	
Acquisition of treasury stock						(85,150)
Reissuance of treasury stock (Note 9)				(267)		967
Balance, March 31, 2003	**$534,017**	**$822,542**	**$63,491**	**$1,276,117**	**$(499,242)**	**$(100,175)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

OMRON Corporation and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2003	2002	2001	**2003**
Operating Activities:				
Net income (loss)	**¥ 511**	¥(15,773)	¥ 22,297	**$ 4,258**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**29,676**	33,569	32,217	**247,300**
Net loss on sales and disposals of property, plant and equipment	**11**	1,314	760	**92**
Loss on impairment of property, plant and equipment	**4,231**	6,815	—	**35,258**
Net loss (gain) on sales of short-term investments and investment securities	**1,221**	(1,008)	(3,703)	**10,175**
Loss on impairment of investment securities and other assets	**2,269**	17,199	2,460	**18,908**
Bad debt expenses	**465**	520	3,810	**3,875**
Termination and retirement benefits	**(1,087)**	2,616	4,990	**(9,058)**
Deferred income taxes	**(3,915)**	(16,131)	(5,402)	**(32,625)**
Minority interests	**285**	132	422	**2,375**
Cumulative effect of accounting change	**—**	(384)	—	**—**
Net gain on sales of business entities	**(1,550)**	—	—	**(12,917)**
Changes in assets and liabilities:				
Notes and accounts receivable — trade, net	**1,363**	19,402	(5,593)	**11,358**
Inventories	**(1,918)**	17,403	(13,320)	**(15,983)**
Other assets	**214**	2,279	875	**1,783**
Notes and accounts payable — trade	**9,770**	(22,291)	3,620	**81,417**
Income taxes payable	**232**	(10,992)	3,438	**1,933**
Accrued expenses and other	**130**	(1,082)	4,140	**1,083**
Other, net	**(54)**	99	(215)	**(450)**
Total adjustments	**41,343**	49,460	28,499	**344,524**
Net cash provided by operating activities	**41,854**	33,687	50,796	**348,782**
Investing Activities:				
Proceeds from sales or maturities of short-term investments and investment securities	**1,388**	3,111	9,746	**11,567**
Purchase of short-term investments and investment securities	**(739)**	(6,181)	(5,761)	**(6,158)**
Capital expenditures	**(34,454)**	(38,896)	(37,583)	**(287,117)**
Decrease (increase) in leasehold deposits	**592**	506	(538)	**4,933**
Proceeds from sales of property, plant and equipment	**1,641**	1,450	1,953	**13,675**
Acquisition of minority interests	**(101)**	(111)	(182)	**(842)**
Proceeds from sales of business entities	**1,450**	—	—	**12,083**
Acquisition of business entities	**(410)**	—	—	**(3,416)**
Net cash used in investing activities	**(30,633)**	(40,121)	(32,365)	**(255,275)**
Financing Activities:				
Net borrowings (repayments) of short-term bank loans	**2,909**	5,786	(1,371)	**24,242**
Proceeds from issuance of long-term debt	**10,358**	13,102	715	**86,317**
Repayments of long-term debt	**(1,960)**	(26,970)	(1,650)	**(16,333)**
Dividends paid by the Company	**(2,855)**	(3,230)	(3,337)	**(23,792)**
Dividends paid to minority	**(230)**	(37)	—	**(1,916)**
Share buyback	**—**	—	(18,338)	**—**
Treasury stock	**(10,218)**	(725)	(749)	**(85,150)**
Exercise of stock options	**—**	18	148	**—**
Net cash used in financing activities	**(1,996)**	(12,056)	(24,582)	**(16,632)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(85)**	3,648	3,102	**(708)**
Net Increase (Decrease) in Cash and Cash Equivalents	**9,140**	(14,842)	(3,049)	**76,167**
Cash and Cash Equivalents at Beginning of the Year	**70,779**	85,621	88,670	**589,825**
Cash and Cash Equivalents at End of the Year	**¥ 79,919**	¥ 70,779	¥ 85,621	**$ 665,992**

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

OMRON Corporation (the "Company") is a multinational manufacturer of automation components, equipment and systems with advanced computer, communications and control technologies. The Company conducts business in over 30 countries around the world and strategically manages its worldwide operations through 5 regional management centers, Japan, North America, Europe, Asia-Pacific and China. Products, classified by type and market, are organized into six internal companies and one business development group, as described below.

Industrial Automation manufactures and sells control components and systems including programmable logic controllers, sensors and switches used in automatic systems in industry. In the global market, the company offers many services, such as those involving laborsaving automation, environmental protection, safety improvement, and inspection-automization solutions for highly developed production systems.

Electronic Components manufactures and sells electric and electronic components found in such consumer goods as home appliances and automobiles as well as such business equipment as telephone systems, vending machines, and office equipment.

Social Systems Solutions Business encompasses the sale of automated teller machines, card authorization terminals and point of sales systems mainly for the domestic markets. Passing gates and automated ticket machines and electronic panels and terminal displays for traffic information and monitoring purposes are also supplied for the domestic market.

Advanced Modules Business manufactures products for the Social Systems Business, and also sells products for certain domestic customers and overseas markets.

Healthcare sells blood pressure monitors, digital thermometers, body-fat monitors, nebulizers and infrared therapy devices aimed at both the consumer and institutional markets.

Creative Service provides such outsourcing services as distribution, advertising and public relations, personnel, information systems, administration, employee benefit schemes and accounting.

Business Development Group consists of businesses with high growth potential. The group provides the peripheral equipment loaded in office automation equipment, modems, terminal adapters, scanners and uninterrupted power supplies.

Basis of Financial Statements

The accompanying consolidated financial statements, stated in Japanese yen, include certain adjustments, not recorded on the books of account, to present these statements in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Certain reclassifications have been made to amounts previously reported in order to conform to 2003 classifications.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together the "Companies"). All significant intercompany accounts and transactions have been eliminated.

The Companies' investments in companies in which ownership is from 20% to 50% (associates) are accounted for using the equity method.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including time deposits, commercial paper, securities purchased with resale agreements and money market instruments.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Short-Term Investments and Investment Securities

The Companies classify all of their marketable debt and equity securities as available-for-sale. Available-for-sale securities are carried at market value with the corresponding recognition of net unrealized holding gains and losses as a separate component of accumulated other comprehensive income, net of related taxes, until recognized. Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income in the period in which the decline is deemed to be other than temporary.

Other investments are stated at the lower of cost or estimated net realizable value. The cost of securities sold is determined on the average cost basis.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment has been computed principally on a declining balance method based upon the estimated useful lives of the assets. The estimated useful lives primarily range from 3 to 50 years for buildings and from 2 to 15 years for machinery and equipment.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

The Companies adopted the provision of SFAS No. 141 and SFAS No. 142 on April 1, 2002. In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Companies to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. This initial test resulted in no goodwill impairment charges. Other intangible assets were amortized on a straight-line basis over the expected useful lives principally up to 5 years.

Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Companies adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No.144 did not have a material impact on the operating results or financial position of the Companies.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of other than by sale are considered held and used until disposed of. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising Costs

Advertising costs are charged to earnings as incurred. Advertising expense was ¥7,196 million ($59,967 thousand), ¥7,931 million and ¥8,796 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Shipping and Handling Charges

Shipping and handling charges were ¥7,300 million ($60,833 thousand), ¥7,342 million and ¥8,027 million for the years ended March 31, 2003, 2002 and 2001, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Termination and Retirement Benefits

Termination and retirement benefits are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provision for termination and retirement benefits includes amounts for directors and corporate auditors of the Company.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, are recognized to the extent that such benefits are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Product Warranties

A liability for the estimated warranty related cost is established at the time revenue is recognized and is included in other current liability. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

Derivatives

On April 1, 2001 the Companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

For foreign exchange forward contracts and foreign currency options, on the date the derivative contract is entered into, the Companies designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge or "foreign currency" hedge). The Companies formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Based on the Companies' policy, all foreign exchange forward contracts and foreign currency options entered into must be highly effective in offsetting changes in cash flows of hedged items.

Changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow or foreign currency hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The cumulative effect adjustment upon the adoption SFAS No. 133 and No. 138, net of the related income tax effect resulted in a decrease to net loss of approximately ¥384 million.

Prior to the adoption of SFAS No. 133 and No. 138, derivative financial instruments that were designated and effective as hedges of forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in Foreign exchange loss, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income upon maturity of the hedged transaction. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of the interest income or expense of such related underlying assets or liabilities.

Cash Dividends

Cash dividends are reflected in the consolidated financial statements at proposed amounts in the year to which they are applicable, even though payment is not approved by shareholders until the annual general meeting of shareholders held early in the following fiscal year. Resulting dividends payable are included in Other current liabilities in the consolidated balance sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains and losses on available-for-sale securities and net gains and losses on derivative instruments, and is presented in the consolidated statements of comprehensive income (loss).

Revenue Recognition

The Companies recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title has transferred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met when products are shipped or services are performed.

Stock-Based Compensation

The Companies account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," including related interpretations, and follow the disclosure only provision of SFAS No. 123, "Accounting for Stock Based Compensation."

At March 31, 2003, the Company had a stock-based employee compensation plan, which is described more fully in Note 9. No stock-based employee compensation cost is reflected in the results of operations, as all options granted under those plans had an exercise price exceeding the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Millions of yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2003	2002	2001	**2003**
Net income (loss), as reported	**¥511**	¥(15,773)	¥22,297	**$ 4,258**
Deduct:				
Total stock-based employee compensation expense determined under fair value based method for all awards	**91**	100	78	**758**
Pro forma net income (loss)	**¥420**	¥(15,873)	¥22,219	**$ 3,500**
Earnings per share (yen and U.S. dollars):				
Basic – as reported	**¥ 2.1**	¥ (63.5)	¥ 87.4	**$ 0.02**
Basic – pro forma	**1.7**	(63.9)	87.1	**0.01**
Diluted – as reported	**2.1**	(63.5)	85.3	**0.02**
Diluted – pro forma	**1.7**	(63.9)	85.0	**0.01**

New Accounting Standards

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The Companies expect that the adoption of SFAS No. 143 will not be material.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue 94-3, a liability for an exit cost is recognized at the date of an entity's commitment to an exit plan. Under SFAS No. 146, the liabilities associated with an exit or disposal activity will be measured at fair value and recognized when the liability is incurred and meets the definition of a liability in the conceptual framework of the FASB. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the operating results or financial position of the Companies.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 addresses the disclosures to be made by a guarantor about its obligations under certain guarantees it has issued and clarifies the accounting for such guarantees. FIN No. 45 requires the recognition of a liability by a guarantor for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the operating results or financial position of the Companies.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 amends the disclosure requirements for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under the intrinsic value provisions of APB Opinion 25. SFAS No. 148 also provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of SFAS No. 123. The Company has adopted the pro forma disclosure requirements of SFAS No. 148 during the year ended March 31, 2003.

In January 2003, EITF reached a final consensus on Issue 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." EITF Issue 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan which is a defined benefit pension plan established under the Welfare Pension Insurance Law. The Company has not yet decided if they will apply for the transfer.

In February 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses the consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, or (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, or (c) the right to receive the expected residual returns of the entity if they occur. FIN No. 46 will have a significant effect on existing practice because it requires existing variable interest entities to be consolidated if those entities do not effectively disperse risks among parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of FIN No. 46 did not have a material impact on the operating results or financial position of the Companies.

2. Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of the readers and have been made at the rate of ¥120 to $1, the approximate free rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3. Inventories

Inventories at March 31 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Finished products	**¥39,264**	¥39,772	**$327,200**
Work-in-process	**16,608**	14,923	**138,400**
Materials and supplies	**19,574**	19,922	**163,117**
Total	**¥75,446**	¥74,617	**$628,717**

4. Short-Term Investments and Investment Securities

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss), net of tax.

Cost, gross unrealized holding gains and losses and fair value of securities, excluding equity securities with no readily determinable public market value, by major security type at March 31 were as follows:

	Millions of yen							
	2003				2002			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:								
Debt securities	**¥ 44**	**¥ —**	**¥ —**	**¥ 44**	¥ 33	¥ —	¥ —	¥ 33
Equity securities	**27,947**	**4,000**	**(5,171)**	**26,776**	31,185	8,346	(815)	38,716
Total available-for-sale securities	**¥27,991**	**¥4,000**	**¥(5,171)**	**¥26,820**	¥31,218	¥8,346	¥(815)	¥38,749

	Thousands of U.S. dollars			
	2003			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:				
Debt securities	**$ 367**	**$ —**	**$ —**	**$ 367**
Equity securities	**232,892**	**33,333**	**(43,092)**	**223,133**
Total available-for-sale securities	**$233,259**	**$33,333**	**$(43,092)**	**$223,500**

*Cost represents amortized cost for debt securities and acquisition cost for equity securities.

Losses on impairment of available-for-sale securities recognized to reflect the decline in market value considered to be other than temporary were ¥1,194 million ($9,950 thousand), ¥13,845 million and ¥674 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Net unrealized holding gains (losses) on available-for-sale securities, net of related taxes, decreased by ¥5,047 million ($42,058 thousand) and ¥286 million for the years ended March 31, 2003 and 2002, respectively. Debt securities classified as available-for-sale investment securities mature in various amounts through 2005.

Proceeds from sales of available-for-sale securities were ¥1,240 million ($10,333 thousand), ¥2,750 million and ¥9,372 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Gross realized gains on sales were ¥78 million ($650 thousand), ¥1,608 million and ¥3,579 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Gross realized losses on sales were ¥1,218 million ($10,150 thousand), ¥321 million and ¥8 million for the years ended March 31, 2003, 2002 and 2001, respectively.

5. Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2003 and 2002 were as follows:

	Millions of yen			
	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Software	**¥21,780**	**¥10,268**	¥22,250	¥11,023
Other	**3,842**	**2,838**	3,680	2,674
Total	**¥25,622**	**¥13,106**	¥25,930	¥13,697

	Thousands of U.S. dollars	
	2003	
	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:		
Software	**$181,500**	**$ 85,567**
Other	**32,017**	**23,650**
Total	**$213,517**	**$109,217**

Intangible assets not subject to amortization at March 31, 2003 and 2002 were immaterial.

Aggregate amortization expense for the year ended March 31, 2003 was ¥4,544 million ($37,867 thousand).

Estimated amortization expense for the next five years ending March 31 is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥4,095	$34,125
2005	3,473	28,942
2006	2,853	23,775
2007	1,525	12,708
2008	486	4,050

The carrying amount of goodwill at March 31, 2003 and 2002 and its movement for the year ended March 31, 2003 were immaterial.

6. Bank Loans and Long-Term Debt

The weighted average annual interest rates of short-term bank loans at March 31, 2003 and 2002 were 1.2% and 1.7%, respectively.

Long-term debt at March 31 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Unsecured debt:			
Convertible bonds at 1.7%, due in 2004	**¥29,735**	¥29,735	**$247,792**
Loans from banks and other financial institutions, generally at 0.4% to 3.8%, due serially through 2006	**21,802**	12,541	**181,683**
Other	**775**	1,712	**6,458**
Total	**52,312**	43,988	**435,933**
Less portion due within one year	**11,997**	1,192	**99,975**
Long-term debt, less current portion	**¥40,315**	¥42,796	**$335,958**

The annual maturities of long-term debt outstanding at March 31, 2003 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥11,997	$ 99,975
2005	30,235	251,958
2006	10,080	84,000
Total	¥52,312	$435,933

The convertible bonds may be purchased at any time by the Company or its subsidiaries principally at any price in the open market or otherwise, and may be redeemed at the Company's option prior to maturity. The convertible bonds became redeemable, in whole or in part, beginning October 1997 at 106% of face value, decreasing 1% per year. At March 31, 2003 the convertible bonds were redeemable, in whole or in part, at 101%.

The number of contingently issuable shares of common stock related to the convertible bonds as of March 31, 2003 was 10,026,639 shares. The conversion price per share at March 31, 2003 was ¥2,965 ($24.71), subject to anti-dilutive provisions.

As is customary in Japan, additional security must be given if requested by a lending bank, and banks have the right to offset cash deposited with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Companies have never received any such requests.

As is customary in Japan, the Company and domestic subsidiaries maintain deposit balances with banks with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

Total interest cost incurred and charged to expense for the years ended March 31, 2003, 2002 and 2001 amounted to ¥1,430 million ($11,917 thousand), ¥1,291 million and ¥1,731 million, respectively.

7. Leases

The Companies have operating lease agreements primarily involving offices and equipment for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At March 31, 2003, future minimum rental payments applicable to non-cancelable leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 2,686	$ 22,383
2005	2,461	20,508
2006	2,217	18,475
2007	2,088	17,400
2008	1,928	16,067
2009 and thereafter	17,163	143,025
Total	¥28,543	$237,858

Rental expense amounted to ¥12,818 million ($106,817 thousand), ¥11,322 million and ¥11,232 million for the years ended March 31, 2003, 2002 and 2001, respectively.

8. Termination and Retirement Benefits

The Company and its domestic subsidiaries sponsor termination and retirement benefit plans which cover substantially all domestic employees. Benefits are based on the employee's years of service, with some plans considering compensation and certain other factors. If the termination is involuntary, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Company and its domestic subsidiaries fund a portion of the obligations under these plans. The general funding policy is to contribute amounts computed in accordance with actuarial methods acceptable under Japanese tax law. The Company and substantially all domestic subsidiaries have a contributory termination and retirement plan which is interrelated with the Japanese government social welfare program and consists of a basic portion requiring employee and employer contributions plus an additional portion established by the employers.

Periodic pension benefits required under the basic portion are prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at age 65 and continue until the death of the surviving spouse. Benefits under the additional portion are usually paid in a lump sum at the earlier of termination or retirement although periodic payments are available under certain conditions.

The following table is the reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets at March 31:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥ 232,178**	¥205,907	**$1,934,817**
Service cost, less employees' contributions	**9,611**	8,401	**80,092**
Interest cost	**5,804**	6,042	**48,367**
Employees' contributions	**942**	1,053	**7,850**
Plan amendments	**—**	(4,504)	**—**
Actuarial losses	**13,340**	20,138	**111,167**
Benefits paid	**(8,829)**	(3,590)	**(73,575)**
Settlement paid	**(4,668)**	(1,269)	**(38,900)**
Benefit obligation at end of year	**¥ 248,378**	¥232,178	**$2,069,818**
Change in plan assets:			
Fair value of plan assets at beginning of year	**119,487**	121,875	**995,725**
Actual return on plan assets	**(17,608)**	(7,974)	**(146,733)**
Employers' contributions	**6,233**	6,922	**51,942**
Employees' contributions	**942**	1,053	**7,850**
Benefits paid	**(3,743)**	(2,389)	**(31,192)**
Fair value of plan assets at end of year	**¥ 105,311**	¥119,487	**$ 877,592**
Funded status	**(143,067)**	(112,691)	**(1,192,226)**
Unrecognized net actuarial loss	**113,301**	81,051	**944,175**
Unrecognized prior service credit	**(3,904)**	(4,204)	**(32,532)**
Unrecognized transition obligation	**268**	538	**2,233**
Net amount recognized	**¥ (33,402)**	¥ (35,306)	**$ (278,350)**
Amounts recognized in the consolidated balance sheets:			
Accrued liability	**¥(117,382)**	¥ (71,899)	**$ (978,183)**
Accumulated other comprehensive loss (gross of tax)	**83,980**	36,593	**699,833**
Net amount recognized	**¥ (33,402)**	¥ (35,306)	**$ (278,350)**
Accumulated benefit obligation at end of year	**¥ 222,693**	¥191,386	**$1,855,775**

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum pension liability for each defined benefit plan to the extent that a plan's accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. The net change in the minimum pension liability is reflected as other comprehensive income, net of related tax effect. The unrecognized transition obligation, the unrecognized net actuarial loss and the prior service credit are being amortized over 15 years.

Key assumptions utilized in calculating the actuarial present value of benefit obligations are as follows:

	2003	2002	2001
Discount rate	**2.0%**	2.5%	3.0%
Compensation increase rate	**2.0**	3.0	3.0
Expected long-term rate of return on plan assets	**3.0**	4.0	4.0

The expense recorded for the contributory termination and retirement plans included the following components for the years ended March 31:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Service cost, less employees' contributions	**¥ 9,611**	¥ 8,401	**$ 80,092**
Interest cost on projected benefit obligation	**5,804**	6,042	**48,367**
Expected return on plan assets	**(4,072)**	(5,010)	**(33,933)**
Amortization	**2,742**	1,681	**22,850**
Net expense	**¥14,085**	¥11,114	**$117,376**

Some part of the employees of European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligations for the plan and related fair value of plan assets were ¥1,315 million ($10,958 thousand) and ¥887 million ($7,392 thousand), respectively, at March 31, 2003 and ¥1,176 million and ¥793 million, respectively, at March 31, 2002.

The Companies also have unfunded noncontributory termination plans administered by the Companies. These plans provide lump-sum termination benefits and are paid at the earlier of the employee's termination or mandatory retirement age, except for payments to directors and corporate auditors which require approval by the shareholders before payment. The Companies record provisions for termination benefits sufficient to state the liability equal to the plans' vested benefits, which exceed the plans' accumulated benefit obligations.

Sum of the consolidated liability for the termination plans other than the funded contributory termination and retirement plan in Japan, as of March 31, 2003 and 2002 was ¥3,348 million ($27,900 thousand) and ¥3,463 million, respectively. The consolidated expense for the noncontributory termination and retirement plans for the years ended March 31, 2003, 2002 and 2001 was ¥890 million ($7,417 thousand), ¥2,385 million and ¥1,015 million, respectively.

9. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective as from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount legally available for dividends is based on retained earnings as recorded in the books of the Company for Japanese financial reporting purposes. At March 31, 2003, retained earnings amounting to ¥36,472 million ($303,933 thousand) were available for future dividends subject to legal reserve requirements.

The Company acquired the minority interests of certain domestic subsidiaries in exchange for the Company's common stock previously held in its treasury. For the year ended March 31, 2003, the Company reissued 52,275 shares of treasury stock to acquire minority interests with book values and fair values of ¥84 million ($700 thousand). These transactions resulted in a combined loss on reissuance of treasury stock of ¥32 million ($267 thousand), representing the aggregate difference between the cost of shares repurchased and the fair market value of shares reissued on the effective date of acquisition. The loss was charged directly to retained earnings.

Stock Options

The Company has authorized the grant of options to purchase common stock of the Company to certain directors and officers of the Company under a fixed stock option plan. All of the authorized shares available for grant have been granted.

Under the above plan, the exercise price of each option exceeded the market price of the Company's common stock on the date of grant and the options expire 5 years after the date of the grant. Generally, options become fully vested and exercisable after 3 years. A summary of the Company's fixed stock option plan activity and related information is as follows:

		Yen	
Fixed options	Shares	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at April 1, 2000	307,000	¥1,995	
Granted	260,000	2,936	¥424
Exercised	(64,000)	2,161	
Forfeited	(5,000)	1,839	
Options outstanding at March 31, 2001	498,000	2,467	
Granted	292,000	2,306	325
Exercised	(10,000)	1,839	
Expired	(85,000)	2,161	
Options outstanding at March 31, 2002	695,000	2,446	
Granted	**276,000**	**1,913**	**285**
Options outstanding at March 31, 2003	**971,000**	**¥2,294**	

	U.S. dollars	
	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at March 31, 2002	$20.4	
Granted	**15.9**	**$2.4**
Options outstanding at March 31, 2003	**$19.1**	

		Yen
	Shares	Weighted-average exercise price
Options exercisable at March 31, 2001	85,000	¥2,161
Options exercisable at March 31, 2002	143,000	¥1,839
Options exercisable at March 31, 2003	**403,000**	**¥2,547**

	U.S. dollars
	Weighted-average exercise price
Options exercisable at March 31, 2003	**$21.2**

The following summarizes information about fixed stock options at March 31, 2003:

Options outstanding				Options exercisable	
Yen			Yen		Yen
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted average exercise price
¥1,839	143,000	1.25 years	¥1,839	143,000	¥1,839
2,936	260,000	2.25 years	2,936	260,000	2,936
2,306	292,000	3.25 years	2,306	—	—
1,913	276,000	4.25 years	1,913	—	—
¥1,839 to ¥2,936	971,000	2.97 years	¥2,294	403,000	¥2,547

Options outstanding				Options exercisable	
U.S. dollars			U.S. dollars		U.S. dollars
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted average exercise price
$15.3	143,000	1.25 years	$15.3	143,000	$15.3
24.5	260,000	2.25 years	24.5	260,000	24.5
19.2	292,000	3.25 years	19.2	—	—
15.9	276,000	4.25 years	15.9	—	—
$15.3 to $24.5	971,000	2.97 years	$19.1	403,000	$21.2

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	**0.271%**	0.560%	0.650%
Volatility	**25.0**	20.0	20.0
Dividend yield	**0.559**	0.576	0.451
Expected life	**3.5 years**	3.5 years	3.5 years

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

10. Other Expenses, net

Other expenses (income), net for the years ended March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Loss on relocation	¥ —	¥ —	¥ 2,312	$ —
Loss on impairment of investment securities and other assets	**2,269**	17,199	2,460	**18,908**
Net loss (gain) on sales and disposals of property, plant and equipment, excluding loss on relocation	**11**	1,314	(43)	**92**
Loss on impairment of property, plant and equipment	**4,231**	6,815	—	**35,258**
Net loss (gain) on sales of short-term investments and investment securities	**1,221**	(1,008)	(3,703)	**10,175**
Net gain on sales of business entities	**(1,550)**	—	—	**(12,917)**
Voluntary early retirement program	**18,968**	—	—	**158,067**
Other, net	**1,508**	3,545	1,786	**12,567**
Total	**¥26,658**	¥27,865	¥ 2,812	**$222,150**

During the year ended March 31, 2001 the Company recognized a net loss of ¥2,312 million ($19,267 thousand) as a result of an office relocation plan, primarily consisting of the relocation of the headquarters within Kyoto, Japan.

In 2003 and 2002, the Companies assessed the potential impairment of certain long-lived assets in consideration of future alternate uses, including disposal by sale. As a result, certain land and buildings, principally laboratories in 2003 and dormitories for employees in 2002, were deemed to be impaired and written down to fair value because the assets are not expected to recover their entire carrying value through future cash flows. The estimated fair value of these assets was primarily determined by independent real estate appraisals of land and buildings. The resulting loss on impairment of land and buildings was ¥4,231 million ($35,258 thousand) and ¥6,815 million for the years ended March 31, 2003 and 2002, respectively. There was no such loss for the year ended March 31, 2001.

During the year ended March 31, 2003 the Company and most domestic subsidiaries implemented a voluntary early retirement program to all employees fulfilling certain conditions such as age and duration of employment. Employees accepting this offer received an additional lump sum payment, along with their previously earned retirement benefits. The resulting expenses in connection with this program were ¥18,968 million ($158,067 thousand) for the year ended March 31, 2003.

11. Income Taxes

The provision for income taxes for the years ended March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Current income tax expense	**¥ 7,851**	¥ 6,783	¥22,720	**$ 65,425**
Deferred income tax benefit, exclusive of the following	**(5,600)**	(17,679)	(5,367)	**(46,667)**
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	**136**	1,548	(35)	**1,134**
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	**1,549**	—	—	**12,908**
Total	**¥ 3,936**	¥ (9,348)	¥17,318	**$ 32,800**

The effective income tax rates of the Companies differ from the normal Japanese statutory rates as follows for the years ended March 31:

	2003	2002	2001
Normal Japanese statutory rates	**42.0%**	(42.0)%	42.0%
Increase (decrease) in taxes resulting from:			
Permanently non-deductible items	**7.7**	1.9	2.4
Losses of subsidiaries for which no tax benefit was provided	**38.7**	3.3	2.6
Tax loss on sale of subsidiary	**(33.0)**	—	—
Difference in subsidiaries' tax rates	**(14.9)**	(1.3)	(2.5)
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	**2.9**	0.4	(0.1)
Effects of enacted change in tax rates	**32.7**	—	—
Other, net	**7.1**	0.9	(1.1)
Effective tax rates	**83.2%**	(36.8)%	43.3%

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0% in 2003, 2002 and 2001.

An amendment to Japanese tax regulations was enacted into law on March 31, 2003. As a result of this amendment, the normal income tax rate was reduced from 42.0% to 41.0% effective April 1, 2004. Deferred income tax assets and liabilities as of March 31, 2003 were measured at both tax rates considering the period the deferred tax asset or liability will be realized. The effect on the provision for income taxes was a ¥1,549 million ($12,908 thousand) increase for the year ended March 31, 2003.

The approximate effect of temporary differences and tax credit and loss carryforwards that gave rise to deferred tax balances at March 31, 2003 and 2002 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2003		2002		2003	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Inventory valuation	¥ 3,761	¥ —	¥ 3,521	¥ —	$ 31,342	$ —
Accrued bonuses and vacations	4,682	—	3,492	—	39,017	—
Termination and retirement benefits	12,319	—	12,912	—	102,658	—
Enterprise taxes	150	—	164	—	1,250	—
Intercompany profits	2,547	—	2,540	—	21,225	—
Marketable securities	480	—	—	3,164	4,000	—
Property, plant and equipment	2,369	—	2,789	—	19,742	—
Allowance for doubtful receivables	2,531	99	2,711	180	21,092	825
Gain on sale of land	—	1,050	—	1,311	—	8,750
Minimum pension liability adjustment	34,431	—	15,369	—	286,925	—
Other temporary differences	10,827	1,792	11,871	1,639	90,225	14,933
Tax credit carryforwards	4,124	—	3,689	—	34,367	—
Operating loss carryforwards	16,226	—	12,961	—	135,217	—
Subtotal	94,447	2,941	72,019	6,294	787,060	24,508
Valuation allowance	(8,348)	—	(9,574)	—	(69,567)	—
Total	¥86,099	¥2,941	¥62,445	¥6,294	$717,493	$24,508

The total valuation allowance decreased by ¥1,226 million ($10,217 thousand) in 2003 and increased by ¥1,779 million and ¥1,310 million in 2002 and 2001, respectively.

As of March 31, 2003, the Company and certain subsidiaries had operating loss carryforwards approximating ¥40,408 million ($336,733 thousand) available for reduction of future taxable income, the majority of which expire in 2008.

The Company has not provided for Japanese income taxes on unremitted earnings of subsidiaries to the extent that they are believed to be indefinitely reinvested. The unremitted earnings of the foreign subsidiaries which are considered to be indefinitely reinvested and for which Japanese income taxes have not been provided were ¥62,094 million ($517,450 thousand) and ¥53,928 million at March 31, 2003 and 2002, respectively. It is not practicable to estimate the amount of unrecognized deferred Japanese income taxes on these unremitted earnings. Dividends received from domestic subsidiaries are expected to be substantially free of tax.

12. Foreign Operations

Net sales and total assets of foreign subsidiaries for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales	¥194,498	¥176,096	¥170,434	$1,620,817
Total assets	¥158,300	¥146,734	¥141,966	$1,319,167

13. Per Share Data

The Company accounts for its earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income (loss) per share has been computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income (loss) per share reflects the potential dilution of convertible bonds and stock options, and has been computed by the if-converted method for convertible bonds and by the treasury stock method for stock options.

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income (loss) before cumulative effect of accounting change	¥511	¥(16,157)	¥22,297	$4,258
Effect of dilutive securities:				
Convertible bonds, due 2004	—	—	325	—
Diluted net income (loss)	¥511	¥(16,157)	¥22,622	$4,258

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Net income (loss)	**¥511**	¥(15,773)	¥22,297	**$4,258**
Effect of dilutive securities:				
Convertible bonds, due 2004	**—**	—	325	**—**
Diluted net income (loss)	**¥511**	¥(15,773)	¥22,622	**$4,258**

	Number of shares		
	2003	2002	2001
Weighted average common shares outstanding	**247,336,015**	248,401,803	255,031,698
Dilutive effect of:			
Convertible bonds, due 2004	**—**	—	10,026,639
Stock options	**—**	—	62,449
Diluted common shares outstanding	**247,336,015**	248,401,803	265,120,786

For the years ended March 31, 2003 and 2002, the assumed conversion of convertible bonds, giving effect to the incremental shares and the adjustment to reduce interest expenses, was anti-dilutive and has, therefore, been excluded from the computation.

For the years ended March 31, 2003 and 2002, the assumed exercise of stock options, giving effect to the incremental shares, was anti-dilutive and has been excluded from the computation.

14. Supplemental Information for Cash Flows

Supplemental cash flow information for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Interest paid	**¥1,431**	¥ 1,264	¥ 1,765	**$11,925**
Income taxes paid	**7,588**	17,748	19,257	**63,233**
Non-cash investing and financing activities:				
Liabilities assumed in connection with capital expenditures	**1,320**	1,516	1,803	**11,000**
Fair value of minority interests acquired by the reissuance of treasury stock	**84**	—	—	**700**

15. Other Comprehensive Income (Loss)

The change in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Foreign currency translation adjustments:				
Beginning balance	**¥ (7,402)**	¥(13,712)	¥(20,998)	**$ (61,682)**
Change for the year	**(2,005)**	6,310	7,286	**(16,701)**
Ending balance	**(9,407)**	(7,402)	(13,712)	**(78,383)**
Minimum pension liability adjustments:				
Beginning balance	**(21,224)**	(7,251)	—	**(176,867)**
Change for the year	**(27,484)**	(13,973)	(7,251)	**(229,031)**
Ending balance	**(48,708)**	(21,224)	(7,251)	**(405,898)**
Unrealized gains (losses) on available-for-sale securities:				
Beginning balance	**3,331**	3,617	13,830	**27,758**
Change for the year	**(5,047)**	(286)	(10,213)	**(42,056)**
Ending balance	**(1,716)**	3,331	3,617	**(14,298)**
Net losses on derivative instruments:				
Beginning balance	**(68)**	—	—	**(567)**
Change for the year	**(10)**	(68)	—	**(96)**
Ending balance	**(78)**	(68)	—	**(663)**
Total accumulated other comprehensive loss:				
Beginning balance	**(25,363)**	(17,346)	(7,168)	**(211,358)**
Change for the year	**(34,546)**	(8,017)	(10,178)	**(287,884)**
Ending balance	**¥(59,909)**	¥(25,363)	¥(17,346)	**$(499,242)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of yen								
	2003			2002			2001		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:									
Amount arising during the year on investments in consolidated foreign entities held at end of year	**¥ (2,227)**	**¥ —**	**¥ (2,227)**	¥ 6,310	¥ —	¥ 6,310	¥ 7,286	¥ —	¥ 7,286
Reclassification adjustment for the portion realized upon sale or liquidation of investments in foreign entities	**222**	**—**	**222**	—	—	—	—	—	—
Net change in foreign currency translation adjustments during the year	**(2,005)**	**—**	**(2,005)**	6,310	—	6,310	7,286	—	7,286
Minimum pension liability adjustments	**(47,387)**	**19,903**	**(27,484)**	(24,091)	10,118	(13,973)	(12,502)	5,251	(7,251)
Unrealized gains (losses) on available-for-sale securities:									
Unrealized holding gains (losses) arising during period	**(11,036)**	**4,636**	**(6,400)**	(13,052)	5,482	(7,570)	(14,711)	6,179	(8,532)
Reclassification adjustment for losses on impairment realized in net income (loss)	**1,194**	**(502)**	**692**	13,845	(5,815)	8,030	674	(283)	391
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	**1,140**	**(479)**	**661**	(1,287)	541	(746)	(3,571)	1,499	(2,072)
Net unrealized losses	**(8,702)**	**3,655**	**(5,047)**	(494)	208	(286)	(17,608)	7,395	(10,213)
Net gains (losses) on derivative instruments:									
Net losses on derivative instruments designated as cash flow hedges during the year	**(1,358)**	**570**	**(788)**	(2,884)	1,211	(1,673)	—	—	—
Reclassification adjustment for net losses realized in net loss	**1,340**	**(562)**	**778**	2,767	(1,162)	1,605	—	—	—
Net losses	**(18)**	**8**	**(10)**	(117)	49	(68)	—	—	—
Other comprehensive loss	**¥(58,112)**	**¥23,566**	**¥(34,546)**	¥(18,392)	¥10,375	¥(8,017)	¥(22,824)	¥12,646	¥(10,178)

	Thousands of U.S. dollars		
	2003		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Amount arising during the year on investments in consolidated foreign entities held at end of year	**$ (18,557)**	**$ —**	**$ (18,557)**
Reclassification adjustment for the portion realized upon sale or liquidation of investments in foreign entities	**1,856**	**—**	**1,856**
Net change in foreign currency translation adjustments during the year	**(16,701)**	**—**	**(16,701)**
Minimum pension liability adjustments	**(394,881)**	**165,850**	**(229,031)**
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	**(91,963)**	**38,626**	**(53,337)**
Reclassification adjustment for losses on impairment realized in net income (loss)	**9,950**	**(4,179)**	**5,771**
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	**9,500**	**(3,990)**	**5,510**
Net unrealized losses	**(72,513)**	**30,457**	**(42,056)**
Net gains (losses) on derivative instruments:			
Net losses on derivative instruments designated as cash flow hedges during the year	**(11,315)**	**4,752**	**(6,563)**
Reclassification adjustment for net losses realized in net loss	**11,149**	**(4,682)**	**6,467**
Net losses	**(166)**	**70**	**(96)**
Other comprehensive loss	**$(484,261)**	**$196,377**	**$(287,884)**

16. Financial Instruments and Risk Management

Financial Instruments

The following table presents the carrying amounts and estimated fair values as of March 31, 2003 and 2002, of the Companies' financial instruments.

	Millions of yen				Thousands of U.S. dollars	
	2003		2002		**2003**	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:						
Long-term debt, including current portion	**¥(52,312)**	**¥(53,669)**	¥(43,988)	¥(46,307)	**$(435,933)**	**$(447,242)**
Derivatives:						
Included in Other current liabilities:						
Forward exchange contracts	**(198)**	**(198)**	(540)	(540)	**(1,650)**	**(1,650)**
Foreign currency options	**—**	**—**	(65)	(65)	**—**	**—**
Interest rate swaps	**—**	**—**	(15)	(15)	**—**	**—**

The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:

Nonderivatives

(1) Cash and cash equivalents, notes and accounts receivable, bank loans and notes and accounts payable:
The carrying amounts approximate fair values.

(2) Short-term investments and investment securities (see Note 4):
The fair values are estimated based on quoted market prices or dealer quotes for marketable securities or similar instruments. Certain equity securities included in investments have no readily determinable public market value, and it is not practicable to estimate their fair values.

(3) Long-term debt:
For convertible bonds, the fair values are estimated based on quoted market prices. For other debt, the fair values are estimated using present value of discounted future cash flow analysis, based on the Companies' current incremental issuing rates for similar types of arrangements.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Companies would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for most of the Companies' derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. The Companies do not use derivatives for trading purposes.

Changes in the fair value of foreign exchange forward contracts and foreign currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through Foreign exchange loss, net in the same period as the hedged items affect earnings. Substantially all of the accumulated other comprehensive income (loss) in relation to foreign exchange forward contracts at March 31, 2003 is expected to be reclassified into earnings within twelve months.

The effective portions of changes in the fair value of foreign exchange forward contracts and foreign currency options designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥788 million ($6,563 thousand) and ¥1,673 million for the years ended March 31, 2003 and 2002, respectively. The amounts, which were reclassified out of accumulated other comprehensive income (loss) into Foreign exchange loss, net or Interest expense, net, depending on their nature, net of the related tax effect, are net losses of ¥778 million ($6,467 thousand) and ¥1,605 million for the years ended March 31, 2003 and 2002, respectively. The amount of the hedging ineffectiveness is not material for the years ended March 31, 2003 and 2002.

The Companies enter into interest rate swap agreements, which do not meet the hedging criteria of SFAS No. 133. These interest rate swap agreements are recorded at fair value in the consolidated balance sheets. The changes in fair values are recorded in current period earnings.

(1) Interest rate swap contracts:

The Companies enter into interest rate swap agreements to manage exposure to fluctuations in interest rates. These agreements involve the exchange of interest obligations on fixed and floating interest rate debt without exchange of the underlying principal amounts. The agreements generally mature at the time the related debt matures. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Notional amounts are used to express the volume of interest rate swap agreements. The notional amounts do not represent cash flows and are not subject to risk of loss. In the unlikely event the counterparty fails to meet the terms of an interest rate swap agreement, the Companies' exposure is limited to the interest rate differential. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

At March 31, 2002, the notional amounts on which the Companies had interest rate swap agreements outstanding aggregated ¥2,500 million. The estimated fair values of interest rate swap contracts are based on present value of discounted future cash flow analysis.

(2) Foreign exchange forward contracts and foreign currency options:

The Companies enter into foreign exchange forward contracts and combined purchased and written foreign currency option contracts to hedge foreign currency transactions (primarily the U.S. dollar and the EURO) on a continuing basis for periods consistent with their committed exposure. The terms of the currency derivatives are rarely more than 10 months. The credit exposure of foreign exchange contracts are represented by the fair value of the contracts at the reporting date. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

The notional amounts of contracts to exchange foreign currency (forward contracts) outstanding at March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Forward exchange contracts	¥24,326	¥16,328	$202,717
Foreign currency options	—	8,049	—

The notional amounts do not represent the amounts exchanged by the parties to derivatives and are not a measure of the Companies' exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

The Companies hedge certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into the functional currency. Prior to conversion to the functional currency, these assets and liabilities are translated at currency exchange rates in effect on the balance sheet date. The effects of changes in currency exchange rates are reported in earnings and included in Foreign exchange loss, net in the consolidated statements of operations. Currency forward contracts and options designated as hedges of the monetary assets and liabilities are also marked to spot rates with the resulting gains and losses reported in the consolidated statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of short-term cash investments and trade receivables. The Companies place their short-term cash investments with high-credit-quality financial institutions. Concentrations of credit risk with respect to trade receivables, as approximately 75% of total sales are concentrated in Japan, are limited due to the large number of well-established customers and their dispersion across many industries. The Company normally requires customers to deposit funds to serve as security for ongoing credit sales.

17. Related Party Transaction

In August 2000, the Company entered into an operating lease agreement for a new head office, including land and a building, with a company owned by the family of the Company's founder, which includes the Company's chairman and representative director, representative director and chief executive officer, and certain managing officers at that time. This lease agreement has an initial non-cancelable lease term of 20 years and requires a monthly rental payment of ¥106 million ($883 thousand) and a security deposit of ¥2,600 million ($21,667 thousand) which is refundable when the agreement expires. During the years ended March 31, 2003, 2002 and 2001, the Company paid ¥1,272 million ($10,600 thousand), ¥1,272 million and ¥954 million, respectively, for rentals and the balance of the security deposit at March 31, 2003 and 2002 was ¥2,600 million ($21,667 thousand).

18. Commitments and Contingent Liabilities

The Company has commitments at March 31, 2003 of approximately ¥3,170 million ($26,417 thousand) related to contracts for the construction of a new research and development laboratory building in Kyoto.

The Company has commitments at March 31, 2003 of approximately ¥23,395 million ($194,958 thousand) related to contracts for outsourcing computer services. The contract requires an annual service fee of ¥4,846 million ($40,383 thousand) for the year ending March 31, 2004. The annual service fee will gradually decrease each year during the contract term to ¥4,518 million ($37,650 thousand) for 2008. The contract is cancelable subject to a penalty of 15% of aggregate service fees payable for the remaining term of the contract.

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, the Company management believes that damages from such lawsuits, if any, would not have a material effect on the consolidated financial statements.

Guarantees

The Company provides guarantees to third parties of bank loans of associates and other companies. The guarantees for the associates and other companies are made to ensure that those companies operate with less costs of finance. The maximum payments in the event of default is ¥2,287 million ($19,058 thousand) at March 31, 2003. The carrying amounts of the liabilities recognized under those guarantees at March 31, 2003 were immaterial.

Bank loans of ¥994 million ($8,283 thousand) of an unaffiliated company were jointly and severally guaranteed by the Company and six other unaffiliated companies. According to an agreement between the seven companies, any loss on these guarantees are to be equally borne among the companies.

The Company also provides guarantees to third parties of certain obligations of consolidated subsidiaries. At March 31, 2003, these guarantees amounted to ¥113 million ($942 thousand). All intercompany guarantees are eliminated in consolidation.

Product Warranties

The Companies issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended March 31, 2003 are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
	2003	**2003**
Balance at beginning of year	**¥ 1,890**	**$ 15,750**
Addition	**3,493**	**29,108**
Utilization	**(2,631)**	**(21,925)**
Balance at end of year	**¥ 2,752**	**$ 22,933**

19. Subsequent Events

On May 8, 2003, the Company management declared a plan to repurchase the Company's outstanding shares, subject to approval at the general meeting of shareholders. The execution of the plan is at the Company's discretion with a maximum limit of ¥10,000 million ($83,333 thousand), or 5,000,000 shares, for the period up to the date of the June 2004 general meeting of shareholders.

Independent Auditors' Report

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of OMRON Corporation

We have audited the accompanying consolidated balance sheets of OMRON Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OMRON Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Osaka, Japan
June 17, 2003

Global Network

EUROPE

Regional Headquarters

OMRON Europe B.V. *(The Netherlands)*
Phone: 31-23-5681300 Fax: 31-23-5681391

[Industrial Automation Company]

OMRON Electronics Ges.m.b.H. *(Austria)*
Phone: 43-1-80190-0 Fax: 43-1-804-48-46

OMRON Electronics N.V./S.A. *(Belgium)*
Phone: 32-2-4662480 Fax: 32-2-4660687

OMRON Electronics AG *(Switzerland)*
Phone: 41-41-748-13-13 Fax: 41-41-748-13-45

OMRON Electronics, Spol. S.r.o. *(Czech Rep.)*
Phone: 420-2-6731-1254 Fax: 420-2-7173-5613

OMRON Electronics G.m.b.H. *(Germany)*
Phone: 49-2173-6800-0 Fax: 49-2173-6800-400

OMRON Fabrikautomation G.m.b.H. *(Germany)*
Phone: 49-2103-203-3 Fax: 49-2103-203-400

OMRON Electronics A/S. *(Denmark)*
Phone: 45-4344-0011 Fax: 45-4344-0211

OMRON Electronics S.A. *(Spain)*
Phone: 34-91-37-77-9-00 Fax: 34-91-37-77-9-56

OMRON Electronics S.a.r.l. *(France)*
Phone: 33-1-49747000 Fax: 33-1-48760930

OMRON Electronics O.Y. *(Finland)*
Phone: 358-9-5495-800 Fax: 358-9-5495-8150

OMRON Electronics KFT *(Hungary)*
Phone: 36-1-399-3050 Fax: 36-1-399-3060

OMRON Electronics S.r.l. *(Italy)*
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Immobiliare S.r.l. *(Italy)*
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Electronics Norway A/S. *(Norway)*
Phone: 47-22-657500 Fax: 47-22-658300

OMRON Electronics B.V. *(The Netherlands)*
Phone: 31-23-5681100 Fax: 31-23-5681188

OMRON Electronics Lda. *(Portugal)*
Phone: 351-21-942-9400 Fax: 351-21-941-7899

OMRON Electronics Sp. Z.o.o. *(Poland)*
Phone: 48-22-645-7860 Fax: 48-22-645-7863

OMRON Electronics A.B. *(Sweden)*
Phone: 46-8-632-3500 Fax: 46-8-632-3510

OMRON Electronics Ltd. *(Turkey)*
Phone: 90-216-474-0040 Fax: 90-216-474-0047

OMRON Electronics Ltd. *(U.K.)*
Phone: 44-20-8450-4646 Fax: 44-20-8450-8087

OMRON Electronics Manufacturing of Germany G.m.b.H. *(Germany)*
Phone: 49-7032-811-111 Fax: 49-7032-811-199

OMRON Manufacturing of The Netherlands B.V.
(The Netherlands)
Phone: 31-73-6481811 Fax: 31-73-6420195

OMRON Yasukawamotion Control B.V.
(The Netherlands)
Phone: 31-23-5867400 Fax: 31-23-5867488

[Electronic Components Company]

OMRON Electronic Components Europe B.V.
(The Netherlands)
Phone: 31-23-5681200 Fax: 31-23-5681212

[Automotive Electronic Components Company]

OMRON Electronic Components Ltd. *(U.K.)*
Phone: 44-1384-405500 Fax: 44-1384-405508

IMS Vision Motion Control G.m.b.H. *(Germany)*
Phone: 49-711-686876-0 Fax: 49-711-686876-70

[Omron Healthcare Co., Ltd.]

OMRON Medizintechnik Handelsgesellschaft G.m.b.H. *(Germany)*
Phone: 49-621-83348-8 Fax: 49-621-8334820

OMRON Healthcare Europe B.V. *(The Netherlands)*
Phone: 31-20-354-8200 Fax: 31-20-354-8201

OMRON Healthcare UK Ltd. *(U.K.)*
Phone: 44-1-273-495033 Fax: 44-1-273-495123

THE AMERICAS

Regional Headquarters

OMRON Management Center of America, Inc. *(U.S.A.)*
Phone: 1-847-884-0322 Fax: 1-847-884-1866

— Information Technology Center *(U.S.A.)*
Phone: 1-408-919-2828 Fax: 1-408-919-2829

[Industrial Automation Company]

OMRON Electronics Llc. *(U.S.A.)*
Phone: 1-847-843-7900 Fax: 1-847-843-7787

OMRON Manufacturing of America, Inc. *(U.S.A.)*
Phone: 1-630-513-0400 Fax: 1-630-513-1027

OMRON Canada Inc. *(Canada)*
Phone: 1-416-286-6465 Fax: 1-416-286-6648

OMRON IDM Controls, Inc. *(U.S.A.)*
Phone: 1-713-849-1900 Fax: 1-713-849-4666

OMRON Eletrônica do Brasil Ltda. *(Brazil)*
Phone: 55-11-5564-6488 Fax: 55-11-5564-7751

[Automotive Electronic Components Company]

OMRON Automotive Electronics, Inc. *(U.S.A.)*
Phone: 1-248-539-4700 Fax: 1-248-539-4710

OMRON Dualtec Automotive Electronics Inc.
(Canada)
Phone: 1-905-829-0136 Fax: 1-905-829-0432

[Advanced Modules Business Company]

OMRON Systems Llc. *(U.S.A.)*
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Transaction Systems, Inc. *(U.S.A.)*
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Business Systemas Eletrônicos da América Latina Ltda. *(Brazil)*
Phone: 55-11-251-0073 Fax: 55-11-251-1053

[Healthcare Company]

OMRON Healthcare, Inc. *(U.S.A.)*
Phone: 1-847-680-6200 Fax: 1-847-680-6269

[Other]

OMRON Finance Canada, Inc. *(Canada)*
Phone: 1-416-286-6465 Fax: 1-416-286-6648

OMRON Advanced Systems, Inc. *(U.S.A.)*
Phone: 1-408-727-6644 Fax: 1-408-727-5540

OMRON Logistics of America, Inc. *(U.S.A.)*
Phone: 1-630-513-6750 Fax: 1-630-513-1382

ASIA-PACIFIC

Regional Headquarters

OMRON Asiapacific Pte. Ltd. *(Singapore)*
Phone: 65-6835-3011 Fax: 65-6835-2711

[Industrial Automation Company]

OMRON Electronics Pte. Ltd. *(Singapore)*
Phone: 65-6835-3011 Fax: 65-6835-2711

OMRON Electronics Sdn. Bhd. *(Malaysia)*
Phone: 603-7628-8388 Fax: 603-7628-8333

OMRON Electronics Pty. Ltd. *(Australia)*
Phone: 61-2-9878-6377 Fax: 61-2-9878-6981

OMRON Electronics Ltd. *(New Zealand)*
Phone: 64-9-358-4400 Fax: 64-9-358-4411

OMRON Electronics Co., Ltd. *(Thailand)*
Phone: 66-2-937-0500 Fax: 66-2-937-0501

OMRON Korea Co., Ltd. *(Korea)*
Phone: 82-2-549-2766 Fax: 82-2-517-9033

P.T. OMRON Electronics *(Indonesia)*
Phone: 62-21-8370-9555 Fax: 62-21-8370-9550

[Electronic Components Company]

OMRON Malaysia Sdn. Bhd. *(Malaysia)*
Phone: 603-7876-1411 Fax: 603-7876-1954

P.T. OMRON Manufacturing of Indonesia
(Indonesia)
Phone: 62-21-8970111 Fax: 62-21-8970120

OMRON Electronic Components Pte. Ltd.
(Singapore)
Phone: 65-6848-8800 Fax: 65-6848-8811

OMRON Electronic Components Co., Ltd.
(Thailand)
Phone: 66-2-619-0292 Fax: 66-2-619-0624

[Automotive Electronic Components Company]

OMRON Automotive Electronics Korea, Co., Ltd.
(Korea)
Phone: 82-2-850-5700 Fax: 82-2-859-1687

[Advanced Modules Business Company]

OMRON Business Systems Singapore (Pte.) Ltd.
(Singapore)
Phone: 65-6736-3900 Fax: 65-6736-2736

OMRON Business Systems (Malaysia) Sdn. Bhd. *(Malaysia)*
Phone: 603-7880-9119 Fax: 603-7880-9559

OMRON Mechatronics of The Philippines Corp.
(Philippines)
Phone: 63-47-252-1490 Fax: 63-47-252-1491

OMRON Technical Service Malaysia Sdn. Bhd.
(Malaysia)
Phone: 603-7954-3119 Fax: 603-7954-1559

[Healthcare Company]

OMRON Healthcare Singapore Pte. Ltd. *(Singapore)*
Phone: 65-6736-2345 Fax: 65-6736-2500

CHINESE ECONOMIC AREA

Regional Headquarters

OMRON (China) Co., Ltd. *(China)*
Phone: 86-10-8391-3005 Fax: 86-10-8391-3688

OMRON Electronics Asia Ltd. *(Hong Kong)*
Phone: 852-2375-3827 Fax: 852-2375-1475

[Industrial Automation Company]

OMRON Trading (Shenzhen) Co., Ltd. *(China)*
Phone: 86-755-359-9028 Fax: 86-755-359-9628

OTE Engineering Inc. *(Taiwan)*
Phone: 886-3-352-4442 Fax: 886-3-352-4239

OMRON Taiwan Electronics Inc. *(Taiwan)*
Phone: 886-2-2715-3331 Fax: 886-2-2712-6712

Shanghai OMRON Automation System Co., Ltd.
(China)
Phone: 86-21-5050-4535 Fax: 86-21-5854-2658

OMRON (Shanghai) Co., Ltd. *(China)*
Phone: 86-21-5854-0055 Fax: 86-21-5854-0614

OMRON Trading (Tianjin) Co., Ltd. *(China)*
Phone: 86-22-2576-0295 Fax: 86-22-2576-3032

OMRON Taiwan System Inc. *(Taiwan)*
Phone: 886-2-2375-2200 Fax: 886-2-2375-2233

OMRON Electronics (HK) Ltd. *(Hong Kong)*
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Trading (Shanghai) Co., Ltd. *(China)*
Phone: 86-21-5037-2222 Fax: 86-21-5037-2200

OMRON (Shanghai) Control System Engineering Co., Ltd. *(China)*
Phone: 86-21-5131-9030 Fax: 86-21-5131-9040

[Electronic Components Company]

Shanghai OMRON Control Components Co., Ltd.
(China)
Phone: 86-21-5854-0012 Fax: 86-21-5854-8413

OMRON Electronic Components (Hong Kong) Ltd.
(Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Electronic Components (Shenzhen) Ltd.
(China)
Phone: 86-755-462-0000 Fax: 86-755-462-1111

[Healthcare Company]

OMRON Dalian Co., Ltd. *(China)*
Phone: 86-411-761-4222 Fax: 86-411-761-6602

OMRON Industry & Trade (Dalian) Co., Ltd. *(China)*
Phone: 86-411-7317201 Fax: 86-411-7317191

JAPAN

Manufacturing

Mishima Systems Factory
Phone: 81-559-77-9000 Fax: 81-559-77-9080

Kusatsu Plant
Phone: 81-77-563-2181 Fax: 81-77-565-5588

Ayabe Office
Phone: 81-773-42-6611 Fax: 81-773-43-0661

Minakuchi Factory
Phone: 81-748-62-6851 Fax: 81-748-62-6854

Marketing

Osaki Office
Phone: 81-3-5435-2000 Fax: 81-3-5435-2030

Nagoya Office
Phone: 81-52-571-6461 Fax: 81-52-565-1910

Osaka Office
Phone: 81-6-6347-5800 Fax: 81-6-6347-5900

Fukuoka Office
Phone: 81-92-414-3200 Fax: 81-92-414-3201

Research and Development

Keihanna Technology Innovation Center
Phone: 81-774-74-2000 Fax: 81-774-74-2001

[Industrial Automation Company]

OMRON Okayama Co., Ltd.
Phone: 81-86-277-6111 Fax: 81-86-276-6013

OMRON Izumo Co., Ltd.
Phone: 81-853-22-2212 Fax: 81-853-22-2396

OMRON Takeo Co., Ltd.
Phone: 81-954-23-4151 Fax: 81-954-23-4159

OMRON Aso Co., Ltd.
Phone: 81-967-22-1311 Fax: 81-967-22-3526

Settsu Denki
Phone: 81-6-6443-8008 Fax: 81-6-6443-5233

Gyoden Corporation
Phone: 81-29-302-1211 Fax: 81-29-302-1222

OMRON Kyoto Taiyo Co., Ltd.
Phone: 81-75-672-0911 Fax: 81-75-681-4700

OMRON Technocult Co., Ltd.
Phone: 81-45-321-0471 Fax: 81-45-321-0473

OMRON Two Four Service Co., Ltd.
Phone: 81-3-5825-2320 Fax: 81-3-5825-2330

FA Techno Corporation
Phone: 81-3-5297-5223 Fax: 81-3-5297-5224

[Electronic Components Company]

OMRON Kurayoshi Co., Ltd.
Phone: 81-858-23-2121 Fax: 81-858-22-1355

OMRON Ichinomiya Co., Ltd.
Phone: 81-586-62-7211 Fax: 81-586-62-7291

OMRON Sanyo Co., Ltd.
Phone: 81-8695-5-1355 Fax: 81-8695-5-1359

OMRON Relay & Devices Corporation
Phone: 81-968-44-4101 Fax: 81-968-44-4161

OMRON Taiyo Co., Ltd.
Phone: 81-977-66-4447 Fax: 81-977-67-5112

[Automotive Electronic Components Company]

OMRON Iida Co., Ltd.
Phone: 81-265-26-6000 Fax: 81-265-26-6030

[Social Systems Business]

OMRON Field Engineering Co., Ltd.
Phone: 81-3-3448-8111 Fax: 81-3-3442-2269

OMRON Software Co., Ltd.
Phone: 81-75-352-7400 Fax: 81-75-352-7210

NishiNihon Field Engineering Co., Ltd.
Phone: 81-6-6348-1270 Fax: 81-6-6349-1923

OMRON Field Engineering Kyushu Co., Ltd.
Phone: 81-92-451-6748 Fax: 81-92-472-5136

OMRON Field Engineering Hokkaido Co., Ltd.
Phone: 81-11-281-5121 Fax: 81-11-281-0917

OMRON T.A.S. Co., Ltd.
Phone: 81-3-5420-6611 Fax: 81-3-5420-6615

OMRON Software Kyushu Co., Ltd.
Phone: 81-96-352-8671 Fax: 81-96-352-8677

OMRON Software Hokkaido Co., Ltd.
Phone: 81-11-898-6711 Fax: 81-11-898-6710

[Advanced Modules Business Company]

OMRON Nohgata Co., Ltd.
Phone: 81-949-22-2811 Fax: 81-949-23-3046

[Healthcare Company]

OMRON Healthcare, Co., Ltd.
Phone: 81-75-322-9300 Fax: 81-75-322-9301

OMRON Matsusaka Co., Ltd.
Phone: 81-598-29-2715 Fax: 81-598-29-1207

[Other]

OMRON Finance Co., Ltd.
Phone: 81-3-3436-7160 Fax: 81-3-3436-7165

OMRON Network Applications Co., Ltd.
Phone: 81-75-361-2160 Fax: 81-75-361-7329

OMRON Creative Delica Co., Ltd.
Phone: 81-75-344-7883 Fax: 81-75-3[illegible]3-9026

Shiga Creative Delica Co., Ltd.
Phone: 81-77-569-1271 Fax: 81-77-5[illegible]1-7160

OMRON Marketing Co., Ltd.
Phone: 81-75-344-7048 Fax: 81-75-3[illegible]4-7059

OMRON Logistic Create Co., Ltd.
Phone: 81-6-6282-2530 Fax: 81-6-62[illegible]2-2786

OMRON Credit Service Co., Ltd.
Phone: 81-75-241-2475 Fax: 81-75-2[illegible]6-6532

Human Renaissance Institute Co., Ltd.
Phone: 81-3-3438-0920 Fax: 81-3-34[illegible]8-0921

Sanno Consulting Corp.
Phone: 81-3-5350-9291 Fax: 81-3-53[illegible]0-9283

OMRON Personnel Creative Service Co., Ltd.
Phone: 81-75-344-0901 Fax: 81-75-3[illegible]4-0902

OMRON Business Associates Co., Ltd.
Phone: 81-75-344-7359 Fax: 81-75-3[illegible]4-7265

OMRON Entertainment Co., Ltd.
Phone: 81-3-5728-1761 Fax: 81-3-54[illegible]9-9310

Investor Information

Head Office
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8530, Japan
Phone: 81-75-344-7000
Fax: 81-75-344-7001

Tokyo Head Office
3-4-10, Toranomon, Minato-ku,
Tokyo 105-0001, Japan
Phone: 81-3-3436-7170
Fax: 81-3-3436-7180

Osaka Office
16F Dojima AVANZA, 1-6-20 Dojima,
Kita-ku, Osaka 530-0003, Japan
Phone: 81-6-6347-5800
Fax: 81-6-6347-5900

Keihanna Technology Innovation Center
9-1-1, Kizugawadai, Kizu-cho, Soraku-gun,
Kyoto 619-0283, Japan
Phone: 81-774-74-2000
Fax: 81-774-74-2001

Date of Establishment
May 10, 1933

Industrial Property Rights
Number of patents:
2,495 (Japan)
1,573 (Overseas)
Number of patents pending:
5,451 (Japan)
1,198 (Overseas)

Number of Employees
23,751

Paid-in Capital
¥64,082 million

Common Stock
Authorized: 487,000,000 shares
Issued: 249,109,236 shares
Number of shareholders: 23,574

Stock Listings
Osaka Securities Exchange
Tokyo Stock Exchange
Nagoya Stock Exchange
Frankfurt Stock Exchange

Ticker Symbol Number
6645

Transfer Agent
The Mitsubishi Trust and Banking
Corporation
1-4-5, Marunouchi, Chiyoda-ku,
Tokyo 100-8212, Japan

(As of March 31, 2003)

Common Stock Price Range/Trading Volume

(Osaka Securities Exchange)


Adjusted Average for Nikkei 225 Stocks
(Right Scale)
Price Range of Common Stock
(Left Scale)
(¥)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(¥)
25,000
20,000
15,000
10,000
5,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


(Shares)
80,000,000
60,000,000
40,000,000
20,000,000
0
Trading Volume
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Yearly High and Low Prices

Years ended March 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
High (yen)	1,820	1,910	2,710	2,400	2,900	2,230	3,450	3,200	2,560	**2,080**
Low (yen)	1,230	1,450	1,500	1,690	1,760	1,059	1,500	1,702	1,390	**1,341**

Notes: 1. Prices have been retroactively adjusted for free share distributions.
2. Trading volume includes shares traded on both the Tokyo Stock Exchange and the Osaka Securities Exchange.

OMRON

OMRON Corporation

Shiokoji Horikawa, Shimogyo-ku, Kyoto 600-8530, Japan

Phone: 81-75-344-7000 Fax: 81-75-344-7001

Home page: http://www.omron.co.jp (Japanese)

http://www.omron.com (English)

This annual report is printed on recycled paper.

Printed in Japan